UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Tombot, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      October 13, 2017

Physical Address of Issuer:

19197 Golden Valley Road, #638, Santa Clarita, CA 91387, United States

Website of Issuer:

https://tombot.com

Is there a Co-Issuer? ___ Yes _X_ No.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$500,000

Deadline to reach the Target Offering Amount:

March 24, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

5

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$1,379,541	$319,977
Cash & Cash Equivalents	$1,322,349	$281,523
Accounts Receivable	$0	$0
Current Liabilities	$4,001,244	$29,626
Long-Term Liabilities	$49,889	$67,551
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,900	$0
Net Income/(Net Loss)	$(1,967,693)	$(351,844)

*The Company's financials are for its fiscal years-ended January 31, 2022 and January 31, 2021, respectively.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Tombot, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $249 and the Maximum Individual Subscription Amount is $100,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 24, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $4,200,000 by offering to sell up to $4,200,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/tombot (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $500,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $200,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "Conversion Price"):

(a) the quotient of $14,750,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all subscriptions from $200,000.01 USD to $500,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the investor paid for the securities (the "**Subscription Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $17,500,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

For investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $200,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $14,750,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For investors who invest during the second tranche of the Offering, which includes all subscriptions from $200,000.01 USD to $500,000.00 USD, in the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $17,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We will rely on other companies to provide components and services for our products.

We will depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We are reliant on one main type of product

Our business currently depends solely on our realistic robotic animal, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current product or develop a new realistic robotic animal at competitive prices or in a timely manner, of if the realistic robotic animal market does not achieve broad market acceptance. We will primarily derive our revenue for the foreseeable future from consumer sales of realistic robotic animal sales. Accordingly, our future success depends on our ability to penetrate the realistic robotic animal market. If we are unable to gain market acceptance of our product or adequately address market requirements, our future revenue and results of operations will suffer.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We will face various risks as an e-commerce retailer.

As part of our strategy, we will sell our products via e-commerce. This will require additional capital in the future to launch and grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face competition in the future from other internet retailers who enter the market. Our failure to positively differentiate our product offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We must become subject to FDA regulation in order to expand to certain markets. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the full development and commercialization of our products if such regulation results in the denial of, or delay in, any applications we are required to submit.

Currently, we are able to sell our products as "wellness" products which do not require FDA registration, clearance or approval. However, if we wish to expand into other markets, including hospitals where CMS and private insurance codes providing reimbursement is sought, we will become subject to regulation by the FDA. It is also possible that FDA oversight and regulations could result in additional costs to the Company and delays in marketing our product to other markets, both of which could have a material impact to us. If FDA regulation results in our product(s) not being registered, cleared or approved, as applicable, our ability to generate revenues will be limited and our business will be materially adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $200,000.00 USD, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($14,750,000 instead of $17,500,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors who invest during the second tranche of the Offering, which includes all subscriptions from $200,000.01 USD to $500,000.00 USD. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Tombot, Inc. (the "Company") is making highly realistic advanced robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia.

The Company is headquartered and qualified to conduct business in California and will sell its products through the internet throughout the United States and internationally. The Company was incorporated on October 13, 2017 in Delaware.

Business Plan

The Company is a pre-revenue startup enterprise that has been awarded a design patent and has filed applications for a utility patent in the U.S. and internationally. The primary sources of revenue will come from direct e-commerce sales to family members of those suffering from serious mental health disorders, and from sales through hospitals, assisted living, skilled nursing and adult daycare facilities.

The Company's Tombot Puppies have been pre-ordered for residential, assisted living, skilled nursing and acute care applications. Tombot Puppies have also been preordered for seniors subjected to social isolation due to COVID-19, children with Autism, adults with high impact chronic pain, major depressive disorder, anxiety, bipolar disorder, and PTSD. Peer reviewed studies show that robotic animals positively affect some peoples' ability to cope with stress, anxiety, loneliness, depression and pain, improving quality of life and reducing the need for psychotropic and opioid medications. The Company's Tombot Puppies may be sold as a "wellness" product that does not require FDA registration, clearance or approval. However, in order to sell the Tombot Puppies in certain markets, such as to hospitals who will seek CMS and private insurance reimbursement, the Company will be required to be subject to FDA oversight and obtain applicable approvals.

The Company's plan is to inaugurate and complete production engineering, improving our minimum viable product for ruggedness and manufacturability at scale. Once completed, the Company will conduct alpha and beta testing, and finally tool our contract manufacturer to being producing units for customer deliveries. The Company is forecasting initial customer shipments in 2024. The capital we raise here will empower us to expand and further our product development to launch sales of our product.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tombot Puppies	Highly realistic advanced robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia.	Designed to be sold directly to customers and to assisted living, skilled nursing homes and acute care facilities.

Competition

The markets in which our products will be sold are highly competitive. Product quality, performance and value are also important differentiating factors. Although the pet robotics market is in its infancy, there are several competitors that will compete against the Company including (i) Paro Robotics, the closest competitor to the Company's product in terms of features and design intent; (ii) Ageless Innovation, a low-priced option offering mechanical toys; and (iii) Vanguard MOFLIN which is a newer startup that offers a very simple robot.

Customer Base

The Company's target users are seniors with dementia and other individuals suffering from serious mental health disorders.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97177559	"TOMBOT"	Standard Character Mark	December 17, 2021	Pending	USA
97177565	Design of a Robotic Dog Wearing a Collar	Design Trademark	December 17, 2021	Pending	USA
D884,803	"Dog Device"	Design Patent	April 19, 2019	May 19, 2020	USA
16853311	"Method and System for Operating a Robotic Device"	Utility Patent	April 20, 2020	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to and affected by the laws and regulations of the Food and Drug Administration (FDA). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$30,000
Research & Product Development (1)	94%	$23,500	94%	$470,000
Total	**100%**	**$25,000**	**100%**	**$500,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

 (1) We will continue to invest heavily in research and product development to bring our first product to market. This will include hiring of additional engineering staff and expenses for outsourced engineering.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thomas Edward Stevens	CEO, CPO, Founder and Chairman of the Board	CEO, CPO, Founder and Chairman of the Board of Tombot, Inc., 2017 - Present Responsible for executive leadership, finance, marketing, sales, clinical studies and regulatory compliance, along with general CEO responsibilities	Stanford University MS Management, 2017; UCLA, BA Political Science, 2016
Henry P. Schorz	Chief Technical Officer and Co-Founder	Chief Technical Officer and Co-Founder of Tombot, Inc., 2017 - Present Responsible for the technical development of the Company's products and service	Attended Norwalk State Technical College, Electrical Engineering (1965) and Chemical Engineering (1967)
Jesse M. Schorz	Chief Operating Officer and Co-Founder	Chief Operating Officer and Co-Founder of Tombot, Inc., 2018 - Present Responsible for all aspects of the Company's operations, including supply chain management, logistics, fulfillment and IT	Moorpark College, AA, 1998
Ric Edelman	Director	Director of Tombot, Inc., 2021 - Present Responsible for board oversight and strategic guidance Founder, Digital Assets Council of Financial Professionals, 2018 – Present Presents at conferences to discuss blockchain technology and digital assets Founder, The Truth About Your Future, 2017 - Present Responsible for podcasts and books discussing important personal topics	Rowan University (formerly Glassboro State University), B.S., Communications, 1980

		Founder, Funding our Future Coalition, 2018 – Present Participation in topics related to readiness for retirement Founder and Chairman of Edelman Financial Engines, 1986 - 2021 Responsible for financial education and client experience	
Jay Goss	Director	Director of Tombot, Inc., 2021 - Present Responsible for board oversight and strategic guidance General Partner at Wavemaker Three-Sixty Health, 2018 - Present Responsible for determining venture fund investments in healthcare startups	University of Southern California, MBA, 1998; University of California, Los Angeles, B.A., Economics and Business, 1991

Biographical Information

<u>Thomas Edwards Stevens</u>: Tom is the CEO, CFO, Founder and Chairman of the Board of the Company. Tom has been in the high tech industry since 1985 - the early days of the PC revolution. The extraordinary demand for PCs at the time far outstripped the supply of workers, creating unusual opportunities for anyone involved. At Novell, Tom was repeatedly promoted and given responsibilities that would only have been attainable after decades of service in more mature industries. Tom was fortunate to receive the necessary training, support and mentorship from senior leadership to take on these heady challenges. These early experiences provided Tom with the education and confidence to join a startup in late 1989. Functioning as a member of ACT's Office of the President, Tom oversaw all client-facing activities including sales, marketing, consulting, new product development, and strategic 3rd party relationships. ACT's core leadership team built the company into one of the world's largest and most-respected litigation automation firms. Tom applied his experience and education to the Company's product development. Using a data-driven and human-centered design approach, Tom's leadership has produced a product that we believe not only technically out-performs every competitive product on the market, but is also more highly-desired by our customers. Tom utilized his previous experience as an operator to institute the core financial, accounting, HR, sales and marketing systems to efficiently run and control the Company's key management disciplines.

<u>Henry P. Schorz</u>: Hank is the Chief Technical Officer of the Company. He has been a Chief-level executive for more than 40 years. As an engineering and operations expert, Hank has built multiple companies into industry leaders. Hank's technical curiosity and systems mentality give him the unique ability to fundamentally understand all of the elements of complex systems and processes. These skills have been applied to consumer electronics design and manufacturing, custom software development, computer systems integration, and very large data processing and management, and now robotics. Hank has also spent many years as a hobbyist roboticist and remote-control airplane builder and competitor. These experiences, combined with his career in engineering and systems design gave Hank the insight on how to technically execute the Company's robots. Inventing the perception, control and behavior systems for the Company's robots, Hank's ingenuity has led to the filing of a comprehensive family of patents.

<u>Jesse M. Schorz</u>: Jesse is the Chief Operating Officer of the Company. He has spent 20 years in management and leadership positions. Jesse built and managed high-performing internal engineering and operations teams - the largest operating divisions at ACT. Jesse also oversaw very large contract teams and 3rd party suppliers. These experiences have led Jesse to develop best-practices operations systems. In addition to his technical skills and business acumen, Jesse is a "get stuff done" guy. Creating and adhering to operating budgets and timelines are core strengths. Jesse's

skills begin with the innate ability to accurately forecast budgets and timelines. Accurate projections are critical for the financial management of the Company, and for setting appropriate customer and investor expectations. In addition to setting-up the Company's IT and operations systems, Jesse constructed and produced all of the realistic behaviors in our prototypes. Jesse leads all aspects of the identification, selection and oversight of the Company's supply chain, including the performance testing of key components.

Ric Edelman: Ric is a Director of the Company. Investment Advisor, RIABiz and InvestmentNews have all named Ric one of the most influential people in the financial services field. Ric is also a #1 New York Times bestselling author of 11 books on personal finance, was ranked 3 times as the nation's #1 Independent Financial Advisor by Barron's, is in the Research and Barron's Advisor Halls of Fame, and received IARFC's Lifetime Achievement Award. His thought leadership led to the creation of one of the first exponential technologies ETFs, and he has received two patents for financial product innovation.

Ric is also founder of the Funding Our Future Coalition, whose 75+ academic, non-profit, corporate and think-tank members strive to improve America's retirement readiness. He is also on the advisory boards of the Milken Institute's Center for the Future of Aging and the Stanford Center on Longevity. Ric and his wife Jean are active in the fight against Alzheimer's Disease, and benefactors of the Edelman Center for Nursing, the NVTRP Edelman Indoor Arena, and Rowan University's Edelman Planetarium, Edelman Fossil Park and Ric Edelman College of Communication and Creative Arts.

Jay Goss: Jay is a Director of the Company. He is currently a General Partner at Wavemaker Three-Sixty Health. Wavemaker 360 is a Pasadena-based venture fund focused 100% on healthcare start-ups seeking Seed and Series A investment. The fund's core investment thesis is that healthcare is transitioning away from fee-for-service to value-based payments, and with that comes a massive amount of disruption, and entrepreneurs are already coming out of the woodwork to solve these problems. Before becoming a venture capitalist, Jay helped bring companies to life. Jay has built and run businesses across a variety of different industries/sectors – digital and traditional – working entrepreneurially for early-stage companies (from zero to five years old), and "intrapreneurially" inside large organizations such as Disney, Reed Elsevier, Summa Group and UCLA, building new business units on their behalf. Long story short, Jay knows the entrepreneurial journey uncommonly well.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 15,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). The Preferred Stock consists of: (i) 3,868,732 shares of Series Seed-I preferred stock (the "**Series Seed-I Preferred Stock**"), (ii) 865,689 shares of Series Seed-II preferred stock (the "**Series Seed-II Preferred Stock**") and 3,500,000 shares of Series Seed-III preferred stock (the "**Series Seed-III Preferred Stock**"). Additionally, the Company has established the 2017 Stock Incentive Plan for which 1,902,415 shares are authorized for issuance thereunder. As of the filing of this Form C, 7,947,020 shares of Common Stock and 607,228 shares of Series Seed-I Preferred Stock are issued and outstanding. There are no issued and outstanding shares of Series Seed-II Preferred Stock and Series Seed-III Preferred Stock. Additionally, the Company has 1,481,805 options to purchase Common Stock issued and outstanding and 420,610 options available for issuance under the 2017 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,947,020
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.51%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	607,228
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $1.55 per share for the Series Seed I Preferred Stock; (b) Right to receive dividends on pari passu with the Common Stock and Preferred Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (e) Automatic conversion into Common Stock upon the sale of shares of the Company in a public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-I Preferred Stock at a later date. The issuance of such additional shares of Series Seed-I Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.32%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,402,415
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.54%

Type	Warrants to Purchase Preferred Stock*
Shares Issuable Upon Exercise	63,558
Voting Rights	The holders of Warrants to purchase Preferred Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Preferred Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Preferred Stock at a later date. The availability of any shares of Preferred Stock issued pursuant to the exercise of such additional Warrants to purchase Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.45%

*Certain of the warrants have an exercise price that is not yet determined and is based on the future issuance of SAFE Preferred Stock.

Type	Warrants to Purchase Common Stock
Shares Issuable Upon Exercise	142,377*
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.01%

* This warrants remains subject to the execution of definitive documentation

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$250,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $2,700,000; Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.16%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$3,478,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $11,000,000; Discount of 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	21.02%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	KickStarter Customer Contractual Commitments*
Amount Outstanding	$49,889
Interest Rate and Amortization Schedule	None
Description of Collateral	Unsecured
Maturity Date	None

*These are pre-order deposits for product purchases. The Company will retire the debt as it ships robots to its pre-order customers.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Tom Stevens	6,000,000 shares of Common Stock	70.14%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 31, 2022, the Company had an aggregate of $249,423 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed-I Preferred Stock	$375,000	241,935	Research & Development and General Working Capital	December 28, 2021; March 18, 2022; May 10, 2022; August 12, 2022	Reg. D Rule 506(b)
Series Seed-I Preferred Stock	$536,362	365,293	Research & Development and General Working Capital	July 9, 2021; August 17, 2021; October 5, 2021; October 20, 2021; November 3, 2021; November 10, 2021; November 30, 2021; December 9, 2021;	Reg. CF
SAFE (Simple Agreement for Future Equity)	$2,778,000	37	Research & Development and General Working Capital	Various dates between September 23, 2019 and November 8, 2021	Section 4(a)(2)
Warrants to Purchase Preferred Stock	N/A	63,558	N/A	August 27, 2020; December 13, 2021; December 14, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Stevens Family Trust, owned 50% by Tom Stevens, the CEO of the Company, holds six SAFEs in the aggregate amount of $540,000. Five SAFEs totaling $250,000 were issued in 2018 with a valuation cap of $2,700,000. One SAFE with a valuation cap of $290,000 was issued on July 31, 2020 as a result of the conversion of three promissory notes issued in 2018 and 2019 that totaled in the aggregate $290,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://tombot.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Thomas Edward Stevens
_____
(Signature)

Thomas Edward Stevens
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas Edward Stevens
_____
(Signature)

Thomas Edward Stevens
_____
(Name)

Director
_____
(Title)

September 27, 2022
_____
(Date)

/s/Henry P. Schorz
_____
(Signature)

Henry P. Schorz
_____
(Name)

Director
_____
(Title)

September 27, 2022
_____
(Date)

/s/Jesse M. Schorz

(Signature)

Jesse M. Schorz

(Name)

Director

(Title)

September 27, 2022

(Date)

/s/Ric Edelman

(Signature)

Ric Edelman

(Name)

Director

(Title)

September 27, 2022

(Date)

/s/Jay Goss

(Signature)

Jay Goss

(Name)

Director

(Title)

September 27, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Tombot, Inc.

**Financial Statements and Independent
Auditors' Report**

January 31, 2022

Tombot, Inc.
Financial Statements
January 31, 2022

Table of Contents

Independent Auditors' Report

To the Board of Directors
Tombot, Inc.
Santa Clarita, California

Opinion

We have audited the accompanying financial statements of Tombot, Inc. (the "Company"), which comprise the balance sheet as of January 31, 2022, and the related statements of operations, shareholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tombot, Inc. as of January 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tombot, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter – Correction of Error in 2020 Financial Statements

As discussed in Note 2 to the financial statements, a material misstatement has been noted on the previous financial statements issued by another auditor. Accordingly, a prior period adjustment has been reflected in the statement of stockholders' deficit to correct this error. Our opinion is not modified with respect to this matter.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations, has a deficit in shareholders' equity, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tombot, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

WithumSmith+Brown, PC   16830 Ventura Boulevard, Suite 501, Encino, California 91436-1717   **T** (818) 789 1179   **F** (818) 789 1162   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Independent Auditors' Report

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tombot, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tombot, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Withum Smith + Brown, PC

Los Angeles, California
July 26, 2022

Tombot, Inc.
Balance Sheet
January 31, 2022

Assets

Current Assets

Cash and cash equivalents	$	1,322,349
Prepaid expenses and other current assets		30,602

Total Current Assets		1,352,951

Equipment, net		13,419
Intangible assets, net		13,171

Total Assets	$	1,379,541

Liabilities and Shareholders' Deficit

Current Liabilities

Accounts payable	$	11,648
Accrued expenses		261,596
SAFE liabilities		3,728,000

Total Current Liabilities		4,001,244

Deferred revenue		49,889

Total Liabilities		4,051,133

Commitments and Contingencies

Shareholders' Deficit

Common stock, $0.0001 par value, 50,000,000 shares authorized, 7,947,020 shares issued and outstanding	795
Preferred stock, $0.0001 par value, 8,234,421 shares authorized, 526,583 shares issued and outstanding	53
Additional paid-in capital	777,225
Accumulated deficit	(3,449,665)

Total Shareholders' Deficit	(2,671,592)

Total Liabilities and Shareholders' Deficit	$	1,379,541

Tombot, Inc.
Statement of Operations
For the Year Ended January 31, 2022

Revenues

Net revenue	$ -

Operating Expenses

Research and development	981,177
Salaries and wages	500,889
Selling, general and administrative	141,847
Marketing and advertising	137,963
Legal fees	96,131
Accounting fees	63,365
Consulting fees	60,550
Depreciation expense	6,628
Amortization expense	1,000
Total Operating Expenses	1,989,550
Operating Loss	(1,989,550)

Other Income

Gain on extinguishment of Paycheck Protection Program Loan	23,757
Loss Before Provision for Income Taxes	(1,965,793)
Provision for Income Taxes	1,900
Net Loss	$ (1,967,693)

Tombot, Inc
Statement of Shareholders' Deficit
For the Year Ended January 31, 2022

	Preferred Stock		Common Stock		Additional paid-in capital	SAFE Instruments	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount				
Balances at January 31, 2021, as previously stated	-	$ -	7,947,020	$ -	$ -	$ 1,658,000	$ (1,435,201)	$ 222,799
Prior period adjustments (see Note 2)	-	-	-	795	45,976	(1,658,000)	(46,771)	(1,658,000)
Balances at January 31, 2021, restated	-	$ -	7,947,020	$ 795	$ 45,976	$ -	$ (1,481,972)	$ (1,435,201)
Stock-based compensation	-	-	-	-	19,852	-	-	19,852
Issuance of preferred stock, net	526,583	53	-	-	711,397	-	-	711,450
Net loss	-	-	-	-	-	-	(1,967,693)	(1,967,693)
Balances at January 31, 2022	526,583	$ 53	7,947,020	$ 795	$ 777,225	$ -	$ (3,449,665)	$ (2,671,592)

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

5

Tombot, Inc
Statement of Cash Flows
For the Year Ended January 31, 2022

Cash Flows from Operating Activities

Net loss	$ (1,967,693)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	7,628
Stock-based compensation	19,852
Gain on extinguishment of paycheck protection program loan	(23,757)
Changes in assets and liabilities:	
Prepaid expenses and other current assets	(22,662)
Accounts payable	7,548
Accrued expenses	259,827
Deferred revenue	(1,923)
Net Cash Used in Operating Activities	(1,721,180)
Cash Flows from Investing Activities	
Purchase of equipment	(3,554)
Purchase of intangible assets	(150)
Total Cash Used in Investing Activities	(3,704)
Cash Flows from Financing Activities	
Payments on related party note payable	(15,740)
Issuance of SAFE	2,070,000
Issuance of preferred stock	711,450
Net Cash Provided by Financing Activities	2,765,710
Net Increase in Cash and Cash Equivalents	1,040,826
Cash and Cash Equivalents, Beginning of Year	281,523
Cash and Cash Equivalents, End of Year	$ 1,322,349

Supplemental Cash Flow Information

Cash paid for interest	$ -
Cash paid for state income taxes and limited liability company fees	$ 1,900

See the Accompanying Independent Auditors' Report and Notes to Financial Statements

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 1 – Summary of Significant Accounting Policies

<u>Description of Business</u>

Tombot, Inc. (the "Company") was organized in Delaware on October 13, 2017. The company develops advanced robotic emotional support animals and is a pre-revenue startup enterprise. The Company's target users are seniors with dementia and other individuals suffering from serious mental health disorders. The primary sources of revenue will come from direct ecommerce sales to family members of those suffering from serious mental health disorders, and from sales through hospitals, assisted living, skilled nursing, and adult daycare facilities. The company is located in Valencia, California.

<u>Going Concern</u>

Since Company inception, the Company has relied exclusively on securing equity funding from investors to maintain its start-up operations. As of and for the year ended January 31, 2022, the Company has an accumulated deficit in the amount of $3,449,665 and net losses of $1,967,693, respectively. The Company expects to complete Alpha production engineering and robots near the end of 2022, begin customer beta testing and clinical studies in 2023, and achieve first customer shipments in 2024. During the next twelve months, the Company intends to raise additional equity investment to fund its operations through first customer shipments. However, there is no assurance that the Company will be successful in accomplishing these objectives and if the Company cannot secure adequate funding to support its start-up activities, it may cease operations. This risk is not unusual and is typical of most pre-revenue start-up companies. As the Company approaches first customer shipments, the Company will require its waitlist customers to fully pre-pay their orders. These prepaid customer orders will contribute to funding the Company's working capital needs as it begins production. The financial statements do not include any adjustments that might be necessary if the Company is not able raise the funding necessary to continue as a going concern.

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions made by management are used for, but not limited to, the impairment of long-lived assets, the estimated useful lives of long-lived assets, the allowance for doubtful accounts and unearned revenues. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Unless otherwise specified, management believes the carrying value of financial instruments approximates their fair value.

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 1 – Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. As of January 31, 2022, the Company has not recorded any revenues.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the time of purchase to be cash equivalents. The Company also maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss on cash and cash equivalents.

Equipment

Equipment is carried at original cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the underlying assets, which range from 3 to 15 years. Upon the disposition of an asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings. Repairs and maintenance that do not enhance the use or extend the life of equipment are expensed as incurred.

Intangible Assets

Intangible assets consist of legal fees and registration costs related patents and copyrights and are amortized in straight-line over their estimated useful lives of 15 years.

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 1 – Summary of Significant Accounting Policies (continued)

Impairment

The Company reviews its long-lived assets whenever events or circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment is evaluated by comparing the carrying value of the assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date for the amount by which the carrying amount of the asset exceeds its fair value. Management has determined that no impairment existed at January 31, 2022.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provision which requires that stock-based compensation cost is estimated at the grant date based on the fair value of the award. The Company estimates the fair value of stock options granted using the Black-Scholes-option pricing model ("Option Model") and a multiple option award approach. The Option Model includes assumptions regarding dividend yield, expected volatility, expected option term and risk-free interest rates. The assumption used in computing the fair value of stock-based awards reflect the Company's best estimates, but involve uncertainties relating to market and other conditions, many of which are outside of its control. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive stock-based awards.

Stock-based compensation is amortized on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Compensation expense related to performance-based options is recognized if it is determined by the Company that it is probable that the underlying performance conditions will be achieved. The Company has elected to recognize forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under ASC Topic 740, deferred income tax assets and liabilities are determined on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities given the application of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the asset or liability from year to year. A valuation allowance is recorded when it is more likely than not that some deferred tax assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The Company's provision for income taxes primarily reflects a combination of income earned and taxed in various U.S. federal and state jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowance, and the Company's change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service ("IRS"). Management has analyzed the tax positions taken by the Company, and has concluded that as of January 31, 2022, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing and other jurisdictions. However, there are currently no audits in progress for any tax periods.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $137,963 for the year ended January 31, 2022.

Subsequent Events

The Company has considered subsequent events through July 26, 2022, the date the financial statements were available to be issued, in preparing the financial statements and notes thereto.

Note 2 - Prior Period Adjustments

During the year ended January 31, 2022, the Company has determined that the Simple Agreement for Future Equity ("SAFE") (see note 7) in the amount of $1,658,000 have been incorrectly treated as equity in its January 31, 2021 statement of stockholders' equity. SAFE instruments, generally, have characteristics of both liability and equity. However, in accordance with ASC Topic 480, SAFE instruments issued by the Company were determined to be convertible liability that meets the definition of a derivative. The misclassification of the SAFE instrument resulted to overstatement in January 31, 2021 stockholders' equity and understatement in January 31, 2021 total liabilities in the amount of $1,658,000. The misclassification had no impact to the statement of operations for the year ended January 31, 2021.

During the year ended January 31, 2022, the Company has determined that compensation expense in the amount of $46,171 related to issuance of stock option had not been reflected in the January 31, 2021 statement of operations. This error resulted to an understatement in January 31, 2021 additional-paid in capital and net loss in the amount of $46,171.

During the year ended January 31, 2022, the Company has determined that the par value of commons stock, in the amount of $795, had not been reflected in the January 31, 2021 statement of stockholders' equity. This error resulted to understatement in the value of common stock and overstatement of additional paid-in capital as of January 31, 2021 in the amount of $795 and $195, respectively.

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 3 – Equipment

Equipment consisted of the following:

Computer and equipment	$	7,079
Website		23,807
		30,886
Less: accumulated depreciation		(17,467)
Equipment, net	$	13,419

For the year ended January 31, 2022, depreciation expense related to equipment was $6,628.

Note 4 – Intangible assets

Intangible assets consisted of the following:

Patents	$	15,400
Less: accumulated amortization		(2,229)
Intangible assets, net	$	13,171

For the year ended January 31, 2022, amortization expense related to intangible assets was $1,000. Amortization expense is expected to be $1,000 per year for the years ending January 31, 2023 through January 31, 2028.

Note 5 – Accrued Expenses

Accrued expenses consisted of the following:

Prototype costs	$	203,566
Accrued vacation		34,408
Accrued wages		5,610
Other		18,012
Accrued expenses	$	261,596

Note 6 – Deferred Revenue

In 2020, the Company conducted a KickStarter campaign to raise funds and increase awareness of their product. The KickStarter campaign entitles certain customers delivery of the first batch of the company's products. As of January 31, 2022, the balance in the KickStarter, net of refunds, was $49,889 and have been reported as deferred revenues. Deferred revenue at January 31, 2021 was $51,812.

Note 7 – SAFE Liabilities

The Company has issued SAFE to various investors in exchange for certain shares of the Company's capital stock at a valuation agreed upon in the agreements. As of January 31, 2022, $3,478,000 of the SAFEs issued have a conversion cap of $11,000,000 and $250,000 have a conversion cap of $2,700,000.

The SAFE agreements include provisions whereas the Company is required to settle the SAFEs with the investors in the event of equity financing, liquidation or Company dissolution. Settlements include issuing shares of capital stocks, cash payments or both as defined in the SAFE agreements.

SAFE instruments, generally, have characteristics of both liability and equity. However, in accordance with ASC Topic 480, the SAFE is determined to be a liability that meets the definition of a derivative. Subsequent to initial measurement, the fair value of the SAFE is remeasured to fair value at each reporting date. The estimated fair value is calculated based on the present value of the estimated premium to be paid under different settlement methods using the weighted probability of each potential settlement outcome. The Company determined that the contract value of the SAFEs as of January 31, 2022 in the amount of $3,728,000 approximates the fair value.

Note 8 – Preferred Stocks

As of the year ended January 31, 2022, the Company has issued 526,583 shares of series seed 1 preferred stocks for $711,450, net of fees totaling $74,901, under Regulation Crowdfunding. The crowdfunding was made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering. The Company is also authorized to issue 865,689 and 3,500,000 of series seed 2 and series seed 3 preferred stocks, respectively. As of January 31, 2022, none of the series seed 2 and series seed 3 has been issued.

Preferred and series seed holders vote together as a single class. The consent of a majority of the outstanding series seed holders will be required to effect (a) any change in the rights, powers or privileges of the series seed and (b) creation of any senior securities. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, each holders of series preferred stocks will be entitled to a return of their capital before any distribution or payment is made to common stock holders.

Note 9 – Stock-based compensation

In 2017, the Company's board of directors approved a Stock incentive Plan ("2017 Plan") for employees and consultants of the Company to have the opportunity to acquire shares of the Company's common stock by granting stock options which are intended to qualify as incentive stock options ("Stock Options"). The total number of stock reserved for the 2017 Plan is 1,902,415. Stock Options granted under the 2017 Plan have 10-year terms. In 2019, the Company granted 1,402,415 units of stock options to an individual employee with an exercise price of $0.19. In 2021, the Company amended the 2017 Plan by revising the exercise price from $0.19 to $0.090 resulting from revaluation of the Company. The Stock Options vest over a 4-year period.

Tombot, Inc.
Notes to Financial Statements
January 31, 2022

Note 9 – Stock-based compensation (continued)

If the service of a participant is terminated due to death or disability, then the vested portion of the participant's Stock Options may be exercised by such participant or the participant's estate and all unvested portions shall be forfeited. If the participant is terminated for any reason other than due to death or disability, the unvested portion of the option is forfeited without consideration on the termination date while the vested portion expires at the earlier of (1) the close of business at Company headquarters on the date that is 3 months after the termination date, (2) the expiration date set forth in the option agreement or (3) the date on which the option is cancelled pursuant to a change in control, merger, acquisition or reorganization. In no event is the option exercisable after the expiration date.

The per share fair value of stock options granted under the 2017 Plan is determined on the date of grant using the Black-Scholes Option-pricing model. During the year ended January 31, 2022, the Company granted 1,402,415 stock options, all of which to a single individual, with an estimated grant date fair value of $0.074 per share based on the following assumptions: expected dividend yield of 0%, risk-free interest rate of 0.42%, volatility of 115% and an expected life of 5.5 years. As of January 31, 2022, 1,227,113 options with weighted average exercise price of $0.09 per share were exercisable. During the year ended January 31, 2022, the Company recorded compensation expense of $19,852 related to the vesting of stock options. As of January 31, 2022, the total compensation cost related to nonvested stock options was $18,197.

The following tables summarize the activity for outstanding options for the year ended January 31, 2022:

	Number of Options	Weighted-average Exercise Price
Balance at January 31, 2021	1,402,415	$ 0.19
Cancelled due to amendment of exercise price	(1,402,415)	(0.19)
Granted	1,402,415	0.09
Exercised	-	-
Forfeited	-	-
	1,402,415	$ 0.09

Range of Exercise Prices	Options Outstanding at January 31, 202	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Aggregate Intrinsic Value
$ 0.09	1,402,415	3.5	0.09	100,520

Note 10 – Commitments and Contingencies

Operating Leases

The Company rents its main facility under a noncancelable lease agreement expiring on September 30, 2022. Rent expense charged to operations under this operating lease was $9,900 for the year ended January 31, 2022.

Legal Matters

From time to time, the Company is named in various legal proceedings arising in the ordinary course of business. In management's opinion, all such matters are adequately provided for, covered by insurance or, if not so covered or provided for, are without merit.

Warrants

In 2020 and 2021, the Company issued warrants to 4 consultants and advisors. The warrants grant the holders rights to purchase from the Company a certain number of shares of preferred stock at a price to be determined upon the issuance of SAFE (see note 7). As of January 31, 2022, due to uncertainty surrounding the fair value of the warrants, compensation expense related to the warrants had not been included in the statement of operations.

Note 11 – Paycheck Protection Program Loan

In April 2020, the Company issued an unsecured promissory note (the "PPP Loan") for $23,757 through the Paycheck Protection Program ("PPP") established under the CARES Act, and administered by the U.S. Small Business Administration ("SBA"). The PPP Loan is guaranteed by the SBA. The PPP Loan may be forgiven, in whole or in part, if the Company was eligible for the PPP Loan at the time of application, used the loan proceeds for eligible expenses within the defined 8 or 24-week period after the PPP loan was disbursed ("Covered Period"), and otherwise satisfied PPP requirements.   The PPP Loan was made through Silicon Valley Bank (the "Lender"). If the PPP Loan is not forgiven, monthly principal and interest payments are deferred until ten months after the end of the Covered Period.

In 2021, the Company was informed that its application for forgiveness of $23,757 of the PPP Loan was approved. Accordingly, the Company recorded a gain on extinguishment of PPP loan on the accompanying statement of operations.

Note 12 – COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") surfaced. The spread of COVID-19 around the world has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is currently assessing and responding, wherever it deems necessary, to the potential impact to its operations. As of the issuance date of these financial statements, the Company does not foresee any material adverse impacts to its operations, cash flows and financial position as a result of COVID-19.

TOMBOT, INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended January 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

April 14, 2021

To: Board of Directors, Tombot, Inc.

Re: FYE 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of Tombot, Inc. (the "Company"), which comprise the balance sheets as of January 31, 2021 and 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended January 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended January 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado


TOMBOT, INC.
BALANCE SHEET
As of January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements


ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	281,523	$	204,474
Other current assets		7,940		--
Total current assets		289,463		204,474
Fixed assets, net of accumulated depreciation		16,493		21,918
Intangible assets, net of accumulated amortization		14,021		10,776
Total Assets	$	319,977	$	237,169
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	4,100	$	3,388
PPP loan payable		23,757		--
Interest payable		--		27,924
Other current liabilities		1,769		9,512
Total Current Liabilities		29,626		40,825
Deferred revenue – Kickstarter, net of refunds		51,811		54,693
Note(s) payable		15,740		265,008
Total Liabilities		97,177		360,525
SHAREHOLDERS' EQUITY				
Common Stock, net of receivable (9,349,435 and 9,349,435 shares issued and outstanding as of January 31, 2021 and 2020)		--		--
SAFE instruments, net of receivables and restrictions		1,658,000		960,000
Retained deficit		(1,435,201)		(1,083,357)
Total Shareholders' Equity		222,799		(123,357)
Total Liabilities and Shareholders' Equity	$	319,977	$	237,169

TOMBOT, INC.
STATEMENT OF OPERATIONS
For calendar years ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2021	FYE 2020
Revenues, net	$ --	$ --
Operating expenses		
Marketing and advertising	37,179	51,404
Selling, general and administrative	295,763	634,247
Total operating expenses	332,942	685,651
Net Operating Income (Loss)	(332,942)	(685,651)
Interest (expense), net	(12,461)	(27,899)
Other income	390	5,000
Depreciation (expense)	(5,906)	(4,216)
Amortization (expense)	(925)	(304)
Net Income (Loss)	$ (351,844)	$ (713,070)

TOMBOT, INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, net of receivable		SAFE Instruments, net of receivables and restrictions	Retained Deficit	Total Owners' Equity
	Shares (#)	**Amount ($)**			
Balance as of February 1, 2019	**9,349,435**	**$ —**	**$ 250,000**	**$ (370,347)**	**$ (120,347)**
Issuance of SAFE instruments			710,000		710,000
Net loss				(713,010)	(713,010)
Balance as of January 31, 2020	**9,349,435**	**$ —**	**$ 960,000**	**$ (1,083,357)**	**$ (123,357)**
Issuance of SAFE instruments			698,000		698,000
Net loss				(351,844)	(351,844)
Balance as of January 31, 2021	**9,349,435**	**$ —**	**$ 1,658,000**	**$ (1,435,201)**	**$ 222,799**

TOMBOT, INC.
STATEMENT OF CASH FLOWS
For calendar years ended January 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2021	FYE 2020
Operating Activities		
Net Income (Loss)	$ (351,844)	$ (713,070)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation and amortization	6,831	4,520
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	(7,940)	--
Increase (decrease) in accounts payable	712	3,388
Increase (decrease) in other current liabilities	(7,743)	9,512
Increase (decrease) in deferred revenue, net of refunds	(2,882)	54,693
Increase (decrease) in interest payable	(27,924)	27,924
Net cash used in operating activities	(390,790)	(613,033)
Investing Activities		
Acquisition of intangible assets	(4,170)	(9,750)
Acquisition of fixed assets	--	(16,795)
Net cash used in operating activities	(4,170)	(26,545)
Financing Activities		
Proceeds from issuance of SAFE instruments, less amounts reserved for restriction	698,000	710,000
Proceeds/(repayment) of notes payable	(225,991)	116,068
Proceeds from convertible note payable	--	--
Net change in cash from financing activities	472,009	826,068
Net change in cash and cash equivalents	77,049	186,490
Cash and cash equivalents at beginning of period	204,474	17,984
Cash and cash equivalents at end of period	$ 281,523	$ 204,474

TOMBOT, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending January 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

TOMBOT, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on October 13, 2017. The Company develops advanced robotic emotional support animals. The Company is a pre-revenue startup enterprise. The Company's go-to-market customer is a senior with dementia. The primary sources of revenue will come from direct ecommerce sales to consumers, and from sales through assisted living, skilled nursing, and adult daycare facilities.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of January 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of January 31, 2021 and 2020, the Company had $281,523 and $204,474 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of January 31, 2021 and 2020, the Company had net fixed assets of $16,493 and $21,918, respectively. Those fixed assets have recorded accumulated depreciation as of January 31, 2021 and 2020 totaling $10,840 and 4,934, respectively.

As of January 31, 2021 and 2020, the Company had net intangible assets of $14,021 and $10,776, respectively. Those intangible assets have recorded accumulated amortization as of January 31, 2021 and 2020 totaling $1,229 and $304, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the sale of their tangible products.

Accounts Receivable

Customers of the Company will pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after January 15, 2019, and interim periods within fiscal years beginning after January 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after January 15, 2020, and interim periods within fiscal years beginning after January 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – SAFE INSTRUMENTS

As of January 31, 2021 and 2020, the Company has issued simple agreements for future equity ("SAFE") instruments as follows:

	FYE 2021	FYE 2020
Beginning balance of SAFE instruments issued	960,000	250,000
Add: SAFEs issued	1,753,000	860,000
Less: proceeds of issued SAFEs still not collected	(405,000)	(50,000)
Less: amounts of SAFE restricted until performance benchmarks reached	(650,000)	(100,000)
Balance of SAFE instruments, net	**1,658,000**	**960,000**

As of January 31, 2020, $250,000 of the SAFEs issued and outstanding have a conversion cap of $2,700,000 and a conversion discount of 15 percent. The remaining $860,000 of SAFEs have a conversion cap of $11,000,000 and a conversion discount of 15 percent.

For the fiscal year ending January 31, 2021, the Company raised an additional $1,753,000 with an $11,000,000 valuation cap and a 15 percent conversion discount. As of January 31, 2021, a total of $455,000 of the SAFE instruments issued remained unpaid but receivable and $750,000 of the SAFE instruments are restricted pending the Company reaching certain performance benchmarks.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended January 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through January 31, 2021 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

In late 2018 and early 2019, the Stevens Family trust, a related party to the Company's founder and chief executive, loaned a total of $250,000 in the form of three separate promissory notes to the Company to accelerate its launch. The intent was to repay the promissory notes with interest when the company had sufficient cash flow, however, the holders of the notes agreed to convert all of the promissory notes plus accrued and unpaid interest to SAFE instruments in July 2020. The Stevens Family Trust hold an additional $250,000 in SAFE instruments from earlier in 2018.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – EQUITY

As of January 31, 2021 and 2020, the Company had a single class of common stock outstanding. As of the end of both fiscal year ends, the Company had 9,349,435 shares issued and outstanding. The shares were issued in exchange for a nominal amount that has yet to be fully paid.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") Series Seed Preferred securities in a campaign under Regulation CF which may total up to $5,000,000 in proceeds. The Company must receive

commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

TOMBOT, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Tombot, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is **$14,750,000** for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $200,000.00 USD ("**Early Investors**") and **$17,500,000** for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $200,000.01 USD to $500,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

         (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TOMBOT, INC.

By:
Name: Thomas Edward Stevens
Title: Chief Executive Officer
Address: 19197 Golden Valley Road, #638, Santa Clarita, CA 91387
Email: tom.stevens@tombot.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Tombot, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Tombot, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                       Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:
Tombot, Inc.

By:

Name: Thomas Edward Stevens, CEO

Date:

EXHIBIT C

Video Transcript

Video Transcript #1

It will make it easier to take care of the patient who has acute pain, or a chronic pain,

or autism, or post-traumatic stress disorder, or is 94 years old in a memory care

 unit with late stage dementia.

For somebody who is working in a hospital setting and who's taking care of patients

with cognitive impairment, including patients with cognitive diseases like dementia, Alzheimer's, for example.

This is exciting technology.

We think about things like the market and the use case.

Will it be compelling?

But really, it was a combination for me, Tom, in his leadership

 and his ability to tell an amazing story and then the potential to really be

 a market maker.

It's just terrific. I would do anything to see to it that this gets to everybody at wants one.

As I said before, I don't think there's anybody walking on a planet you couldn't find one person

 that wouldn't spend that money to make one of their loved ones feel a little bit better for a long time.

I hope to see it disruptive, especially in Big Pharma. We rely so much on chemical restraint and

with chemicals, with drugs comes so many risks themselves and so many side effects. To have

something like this that doesn't involve any kind of chemical restraint or at least can potentially result

in a decreased use of chemical restraint or chemical methods is a big game changer.

Obviously, watching somebody suffer like that and knowing that they can't do

 the things that they were able to do, the simple things like caring for a dog or just petting a dog or being with their animal. My mom was a dog lover her whole life. We always had dogs for

from when I was born until, you know, now. And knowing that, that product the Tombot

that devise, could just give a little bit of joy and happiness to somebody who's in that suffering stage of

Alzheimer's is the most important thing. The reality is that so many elderly folks, whether they have

Dementia or don't suffer from loneliness, from isolation, and then do need as they get older

and have invariable or inevitable decline, do have needs that require assistance that require

to a certain degree, dependance. And so to that end, I can see this particular device, Jennie, supplanting

or assisting those patients who may be suffering from certain conditions, who otherwise may not

necessarily have that resource available. It gives you the chance to help make a difference and a big

difference in a huge segment of the population around the world who is suffering and just in and of

itself. I think that one component is a really powerful piece.

If you can do something that you think has a chance of succeeding, and if you do something that you

think actually helps a lot of people when it succeeds, well, why not?

Tombot Video Transcript #2- Henson

Hi, I'm Tom Stevens, I'm CEO and co-founder of Tombot. We're developing robotic companion animals for seniors with dementia.

From our studies, we learned that seniors strongly prefer realistic appearance and realistic behaviors. Being a robotics technology company, we didn't know how to do that. So we turned to the animatronics community here in Hollywood to help us with the design.

Well, my name's Peter Brooke. I'm the creative supervisor here at Jim Henson's Creature Shop.

My name is John Criswell. I'm the animatronics supervisor at the Jim Henson's Creature Shop. Tombot was a totally unique project. The Tombot project was, was really close to my heart. My father suffered from Alzheimer's. And so when this particular project came in and I found out about it, I was, you know, thrilled to be a part of it from the beginning. Their first efforts were generally excellent. The refinements that we ended up doing were very, very modest.

The big work for us really came after Jim Henson's creature shop, finished their project and tied to our efforts to replicate the magic which they could create in an animatronic prop, into a fully independent robot. Obviously, we've done realistic animals before, for movies, but oftentimes they're just for one or two shots. But here we were in a situation where we had to create a basically realistic dog that could be totally self-contained, and operate in a completely different environment than, say, a film set or a TV stage. Really, from our first meeting with Jim Henson's Creature Shop, we knew this was going to be a great relationship. That included bringing out anatomically correct dogs and looking at how dogs move to express themselves. We looked at that and realized that it was really the detail in those expressions that were going to make the difference in our product. I'm a big believer in that.

If you if you get the foundational aspects of the job correct and right, then everything you layer on top of that is only going to support that foundation and to make it work. And so with Tombot, we, we really went back to the skeleton of the animal of the dog and the muscles, and we paid a great deal of attention on trying to make the mechanics, the internal mechanics, mimic the kind of movement that you would see in a real animal. Jim Henson's creature shops are the masters at helping us suspend disbelief and buying into the world which they create it. So coming and visiting the shop. Each of our working meetings has always been, you know, a childhood joy to experience. But more than that, the people that we work with really were where the difference makers, because of their personal connection, there was a special motivation that we felt that Jim Henson's Creature Shop put into our project, and I think the results really speak for themselves.

Our robot, Jennie, I think works, looks and functions much better than we had anticipated at this stage in our development. This one just meant a whole lot more somehow because of the implications of,you know, where it could possibly go and what it could possibly do for people that are suffering from this really horrible disease. We are grateful for the work that we've been able to do with Jim Henson's Creature shop, and we look forward to utilizing their services in future projects.

Tombot Video Transcript #3- Reg CF Campaign

As many as 1 billion people around the world suffer from serious mental health adversities. Research shows that live animal companions can improve mental health and reduce the need for potentially harmful medications. However, many people can't safely or practically care for a live animal companion. For those people there's Tombot.

Meet Jennie. Tombot aims for Jennie to be the first realistic robotic animal designed to treat mental health adversities. Jennie was designed to look, feel and behave like a real puppy. She reacts to touch sound and movement, and we anticipate Tombot to be the first robotic animal to be both an FDA medical device and a remote safety and health monitoring platform.

We're actually spending a lot of time looking at this issue, whether it's because of the shortage of caregivers, which we empirically have in this country and it's going from bad to worse, or it's just caregiver burnout. The reality is that so many elderly folks, whether they have dementia or don't suffer from loneliness, from isolation, and then do need as they get older and have invariable or inevitable decline, do have needs that require assistance that require - to a certain degree - dependence. There are many people with mental health conditions who could benefit from Jennie.

For example, an older person with dementia. The behavioral and psychological symptoms of dementia can include loneliness, anxiety, depression, hallucinations and sometimes violent anger. Doctors frequently use psychotropic medications to manage these symptoms. Unfortunately, these medications can cause terrible side effects,including an increased risk of death. Peer reviewed studies show that robotic animals can reduce the behavioral and psychological symptoms of dementia and lessen the need for dangerous psychotropic medications.

There's never been a product like Jennie before. There are dozens of novel challenges that must be overcome to successfully marry animatronic artistry with high tech robotic engineering and produce a desirable and affordable product. The Tombot team has successfully navigated many of these challenges, and we're now well on our way to bringing Jennie to our customers.

We're excited to announce that we've officially entered the Alpha production engineering phase. At the Alpha Stage, Our puppies may look like that familiar red dog from the storybooks rather than cute, furry puppies. These puppies actually have completely redesigned mechanical and electrical subsystems. Even without the fur and other cosmetic elements, you can see their lifelike behaviors. Our next steps are to test and refine these new designs so that they'll survive everyday use, be able to attain the necessary safety certifications, and be manufacturable in large quantities to meet our very large customer demand.

It takes a lot of capital to bring a new robot to market. Rather than only raising money from venture capital firms and high-net-worth individuals,

we believe that those people who need Jennie the most should also be the
ones who benefit from ownership in Tombot, the company. This is why we're
inviting the Tombot community to participate in this campaign. Your voices
determine what products Tombot develops and your investments will allow
you to benefit from the financial rewards the company generates.
Regulation Crowdfunding is a new way for everyday people to get involved
with startups like Tombot and help turn great ideas into inventions
that impact people's lives.

It gives you the chance to help make a difference and a big difference
in a huge segment of the population around the world who is suffering
and just in of itself. I think that one component is a really powerful
piece. I don't think there's anybody walking on a planet, you couldn't
find one person that wouldn't spend that money to make one of their loved
ones feel a little bit better for a long time.

We are raising this capital to complete alpha and beta engineering, to
perform customer testing, and ultimately manufacture our first puppies for
customer adoption. We'd like to thank the tens of thousands of customers,
advocates, and fans from around the world for all of your support and
encouragement.

The Tombot community truly means the world to us.

EXHIBIT D

Testing the Waters Communications

 **Republic**

Company Name	Tombot, Inc.

Logo



Headline

Robotic dog to help millions struggling daily with dementia, autism & depression

Slides





Tags	Crowd SAFE, Companies, Robotics, Coming Soon, $1M+ raised, Healthtech

Pitch text	## Summary

- Animatronic artistry by Jim Henson's Creature Shop (creator of The Muppets)
- Scientifically engineered to treat symptoms of mental illness
- Aims to be the first robotic animal FDA device/health monitoring platform
- A TIME Magazine "Best Invention" of 2020
- $86.6B worldwide dementia TAM
- 2,500+ pre-order and waitlist customers
- $4.6M already raised from investors

Problem



Millions of dementia patients are depressed, in pain, and dangerously medicated

The vast majority of nursing home residents and people with dementia suffer from:

Anxiety	Loneliness	Hallucinations	Chronic Pain

   

For most, opioids and psychotropic drugs are the **only treatment**

Millions of dementia sufferers are medicated with dangerous drugs, vulnerable to falls, and frequently complain of **poor quality of life**

Of the **55 million people worldwide with dementia**, most suffer from loneliness, apathy, depression, hallucinations, or chronic pain. Doctors frequently prescribe psychotropic and opioid medications, but **severe side effects reduce quality of life** and increase risk of death.

Animal companionship has been shown to improve quality of life for nursing home residents and elders with dementia, but **many seniors are unable to care for a live animal**.



Solution



Safe & Joyful Animal Companionship for Mental Health Patients

40
years of research

150+
peer reviewed studies

Emotional attachment objects provide:

- Joy
- Comfort
- Security
- Companionship

The impact for seniors:

- Less pain
- Less loneliness
- Lower blood pressure and heart rate
- Reduced Sundowner's Syndrome
- Improved social engagement
- Increased quality of life

Research shows that **interacting with a robotic animal reduces negative emotional and behavioral symptoms**, improves social engagement, and promotes positive mood and quality of care experiences. This in turn **reduces the need for psychotropic and pain medications**.

Based on this knowledge, along with a deeply personal desire to **revolutionize dementia care**, we at Tombot set out to create a safe robotic animal companion for those with mental health adversities. **Collaborating with Jim Henson's Creature Shop** (of Muppets and Dark Crystal fame) harnessed Hollywood magic to bring our invention to life.



Product



Realistic, Affordable, and Therapeutic Robotic Animals

Meet Jennie

- ✓ Hyper-realistic appearance and texture
- ✓ Patented design by Jim Henson's Creature Shop
- ✓ Patent-pending behaviors emulate a live puppy
- ✓ Monitoring and feedback for treating Sundowning Syndrome
- ✓ With sensors for:

    

Touch   **Voice commands**   **Movement**   **Light**   **Detection**

Tombot's high-tech therapy robot Jennie is a **masterful combination of art, science, and engineering**. Engaging with Jennie provides joy, comfort, companionship, and a sense of security in the midst of destabilizing illness. Jennie is designed to alleviate the behavioral and psychological symptoms of dementia, including Sundowning Syndrome—a state of confusion common in dementia patients.

Rather than the looped programmed behavior you see in theme park animatronics, Jennie is **uniquely interactive and autonomous, with patent-pending behaviors** that closely mimic a real puppy.

Traction




2,500+ Pre-Order and Waitlist Customers
$3.3M in estimated order backlog
Customers include organizations like hospitals and assisted living facilities
4 clinical studies in development
Featured in
BBC
WIRED
yahoo! finance
CBS
O THE OPRAH MAGAZINE
NBC
FAST COMPANY
REUTERS
GIZMODO
A low-maintenance option for people who are no longer able to care for a pet.
- NBC
Even the biggest skeptics might find themselves experiencing a little puppy love.
- Oprah Magazine
A robotic companion dog that behaves and responds like a real pup, but without all the responsibilities of maintaining a living, breathing animal.
- Gizmodo

Jennie's therapeutic potential has been met with incredible excitement. Almost all of Tombot's pre-order and waitlist customers discovered us through our **300+ national and international media features**. Tombot's customer waitlist grows daily, 7 days a week.

We are now at Alpha I pre-production engineering phase and are preparing manufacturing to fulfill our large customer backlog. In the meantime, we continue to field **interest from hospitals, assisted living and behavioral health**

facilities, individuals, caregivers, and health care professionals worldwide who wish to **revolutionize mental health care**.



Customers



Customer Study Participants Prefer Tombot

1 billion people struggle with mental health

55 million face dementia

Jennie can help



Primary Caregivers
- Patient families
- Home care providers
- Doctors and nurses

Healthcare Facilities
- Hospitals
- Skilled nursing facilities
- Assisted living facilities

Data from 705 participants in 3 customer studies

✓ **100% of participants preferred animated animals over plush toys or dolls**

✓ **99% preferred Jennie over the leading robotic toy animal**

✓ **99% would choose a robot over a live dog**

✓ **96% preferred a realistic appearance**



Our organic traction comes from Tombot's **well-validated market research**. Our findings explain the **magnitude of pre-orders**: patients, caregivers, and medical professionals are desperate for a more effective **non-pharmacological treatment for dementia's most challenging symptoms**.

Business Model



High-Margin Dual B2C & B2B2C Model
TOMBOT
Hospitals
Home Health Care
Assisted Living
Skilled Nursing
$1,499[1]
Family Members[2]
Seniors/Patients
Doctors
Nurses
Caregivers
Adult Daycare
[1]Future versions will have recurring monthly subscription charges
[2]2022 Schlesinger Group survey of family member caregivers showed 56% were "Likely" or "Very Likely" to purchase Tombot Jennie at $2,000

Tombot's dual B2C & B2B2C business model reflects our multi-pronged value proposition. By leveraging different sales channels and partners, we are maximizing our access to customers and markets while growing global brand recognition.

Market





55 Million Older Persons with Dementia
TAM
SAM
SOM
$86.6 BILLION[1]
55 Million Dementia Worldwide
Projected to grow to 78 million by 2030
$11.0 BILLION
7 Million Dementia US (2022)
Projected to grow to 9 million by 2030
$257.8 MILLION (2026)
Projected EBITDA: $60.2 million
TAM (Total Addressable Market): Total market demand for product
SAM (Service Addressable Market): Segment of TAM within geographic reach
SOM (Serviceable Obtainable Market): Portion of SAM that Tombot can capture
[1]Tombot LTV of $1,549 ($905 @ 58% GP);
[2]World Health Organization - 2020;
[3]Source: Tombot Management; US Census Bureau – 2015; Alzheimer's Association - 2022
Forward-looking projections cannot be guaranteed

Tombot will concentrate initial marketing efforts on dementia patients in the U.S.

With **over 2,500 pre-order and waitlist customers**, the market potential for our robotic companion animals includes **international expansion and treatment for other mental health conditions**. Tombot projects **shipping more than 200,000 robots by the end of 2026**.

**Click here for important information regarding Financial Projections which are not guaranteed.*

Competition



Jennie is

Competitive Matrix	Tombot $1,499	Sony $2,899	Paro $6,400	Vanguard $400	Ageless $140
Interactive (sensors)	🐾	🐾	🐾	🐾	🐾
Rechargeable Batteries	🐾	🐾	🐾	🐾	
Servo-driven Animations	🐾	🐾	🐾	🐾	
Voice Commands	🐾	🐾			
FDA-registered Medical Device	🐾		🐾		
Software Upgradeable	🐾	🐾			
Remote Monitoring	🐾				
Realistic Appearance & Behaviors	🐾				

Created to **address a large market gap**, Jennie is realistic, appealing, and affordably priced. Future models intend to expand upon the **first-in-class remote health and safety monitoring** via sophisticated sensors and upgradeable software.

Tombot anticipates our **patent-pending IP will be protected by FDA regulation** as a medical device, and ultimately **attain public and private health insurance reimbursements**.

Vision And Strategy



Expanded Product Line and Exit by IPO or Acquisition



FY 2026 - $60.2M EBITDA

$784M	@ 13X – Consumer Robotics
$2.4B	@ 40X – Healthcare Robotics
$6.0B	@ 100X+ – Remote Patient Monitoring & Data Monetization

Companies with both Consumer Tech and MedTech

 SAMSUNG PHILIPS SIEMENS

Healthcare Robotics

INTUITIVE FUJI ROBOTICS

Remote Patient Monitoring

Medtronic Honeywell

Our mission is to **transform the lives of the one billion people worldwide who face serious mental health adversities**. As we finalize the production and fulfillment of the first Jennie orders, we're raising capital to:

- Increase engineering staff and complete contract engineering

- Finalize contracting with a manufacturing partner

- Perform Alpha and Beta product testing and certifications

- Fulfill the first 2,500 customer orders



- Achieve $60M in pre-money Series A valuation to scale the business and begin development on our next products

Impact



To the rising number of seniors and other people struggling with depression, anxiety, pain, or overmedication: we want to help.

Tombot is a social impact company. Our mission is to help underserved individuals, families, and communities facing mental health challenges.

Funding



$4.6M Secured from Investors
Founder funding
Stevens Family Trust
$540,000
Angel Investors
$2.063M
VCs $450,000
Wavemaker
Three-Sixty Health
$250,000
Angel Physicians Fund
200,000
Family Offices $850,000
32 Entertainment
Robert Wolf
$300,000
Earl's Court
Goldrich Kest
$50,000
Tiny Orange
Ric and Jean Edelman
$500,000
Corporate VC
Best Year Holdings
Blue Ocean Innovation
$200,000



Jennie has caught the eye of several **prominent institutional investors**, and we've already **raised significant funds** from angels, VCs, corporate VC, and family offices.

*4.6M raised as of 9/8/22

Founders



From the Founders of One of the World's Largest Legal Automation Firms







Tom Stevens
Founder/CEO/CPO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Exec. VP / Partner @ ACT Litigation (sold to Discoverready)

Hank Schorz
Co-Founder & CTO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Co-founder / Exec. VP @ ACT Litigation (sold to Discoverready)

Jesse Schorz
Co-Founder/COO

- 20+ Years High Tech Management
- Expert in operations, data, and software
- Previous: VP Engineering @ Discoverready; Dir. Engineering @ ACT Litigation



*I've faced a number of tough choices in my life, but **taking away my mother Nancy's dog** was among the most difficult. In 2011, her mild cognitive impairment steadily progressed to Alzheimer's dementia.*

Tom Stevens
Founder/CEO/CPO

After building and **successfully exiting one of the world's largest litigation automation companies**, Tombot founder Tom Stevens and his team saw an opportunity to form a new venture with deep personal meaning. Tom's journey caring for his mother through her Alzheimer's decline—an experience shared by millions of families and caregivers—showed him how robotic animals can make a difference in dementia care.

With a diverse team of designers, puppeteers, and engineers, **Tom launched**



Tombot to serve the millions of people with mental health problems who cannot safely or practically care for live animal companions.

Summary



Tombot is Responding to the Mental Health Crisis
1 billion worldwide with serious mental health adversities
Experienced, passionate team with a track record of success
Well-validated market research and clinical studies
Alpha I production engineering phase
2,500+ pre-order and waitlist customers
$4.6M already secured from prominent investors

Providing the mental health benefits of animal companionship to the millions who cannot safely or practically care for live animals.



Team



Tom Stevens   CEO & Founder



Jesse Schorz   COO



Hank Schorz   CTO



Perks

$249	Priority Waitlist (after Kickstarter & Front of the Line Passes) Annual Investor Call
$1,000	Front of the Waitlist Line Pass Annual Investor Call
$2,500	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A
$5,000	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter
$10,000	Front of the Waitlist Line Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter Dinner and Private Tour of Tombot Robotics Lab Invitations to Tombot Major Investor Events

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Why should I invest in this company?

Most of Tombot's investors have either a personal or professional connection to someone who struggles with mental health —perhaps they are a caregiver to a parent with Alzheimer's, or a doctor excited about Tombot's potential to help her patients. These investors have a deep understanding of Tombot's value proposition. Some investors simply believe in our mental health, social impact mission and want to see our robotic animals exist.

Our institutional investors have thoroughly vetted Tombot and see our potential to produce outlier financial results. As with our other investors, Tombot's institutional investors expect to participate in the financial returns that the company generates.

How are you compensating your founding team?

Two of Tombot's three founders took no salary for the first four years of the company's existence. Today, our founding team is compensated with founders' shares (common stock) plus a below-market salary. Tombot instituted a typical employee benefits package in 2021, including health insurance.



What's stopping other companies from doing this?

Developing a new advanced robot takes a lot of time, considerable expertise in multiple technical disciplines, and a large amount of capital. Until a startup company delivers its first customer shipments, most institutional capital is unavailable. This makes it extremely difficult for young companies to raise the funds necessary to even begin.

Additionally, large companies won't enter a complicated market like ours until there's a demonstrated potential for a new entrant to generate $100M in revenue each year.

In light of these factors, Tombot anticipates having several years of little or no competition in our space.



Who are your competitors, and how exactly do they differ from you?

Tombot intends to be the first company to provide robotic animals that are both FDA medical devices and a safety and health monitoring platforms. Tombot also expects to be the first robotic animal of any kind for healthcare with a price between $400 and $2,900.

Less expensive products have their roots in mechanical children's toys. More expensive robots—while technically advanced—are either too expensive or not designed to treat the unique needs of those suffering from mental health disorders. Tombot aims to become the dominant player serving the needs of those with mental health adversities.

What do the next 5 years look like for Tombot?

Approximately one billion people suffer from one or more serious mental health adversities. Tombot will continue using science and data-driven methodologies to expand our robotic animal product line to provide mental health benefits to as many people and mental health adversities as possible. This will include increased use of sensors and AI, ever greater realism, and provide more robust and diverse safety and health monitoring capabilities.

Tombot has received customer interest from 86 countries around the world. In addition to bringing more products to market, we will expand our footprint beyond the US to service all of our international customers.



How did you come up with your valuation?

Tombot's valuation for its prior round of fundraising was $14.5M. Since that time, we've raised over $900K, deployed more than $2M in engineering expenses, and achieved our Alpha production engineering milestones. During this time our confirmed customer waitlist has also grown considerably, with prospective customers contacting us from 86 countries.

Why is Tombot crowdfunding?

Tombot has received interest from customers all around the world asking how they may participate in Tombot. Many of these customers are non-accredited investors, and therefore have not been able to invest in Tombot directly. Through regulation crowdfunding, our customers can finally participate—even with small amounts—and benefit directly from any financial returns Tombot generates.



 Republic

Company Name	Tombot, Inc.
Logo	
Headline	Robotic dog to help millions struggling daily with dementia, autism & depression
Slides	

Tags	$1M+ raised, Venture-backed, Crowd SAFE, Health & Wellness, Healthtech, Robotics, Coming Soon, Companies

Pitch text	## Summary

- Animatronic artistry by Jim Henson's Creature Shop (creator of The Muppets)
- Scientifically engineered to treat symptoms of mental illness
- Aims to be the first robotic animal FDA device/health monitoring platform
- A TIME Magazine "Best Invention" of 2020
- $86.6B worldwide dementia TAM
- 2,500+ pre-order and waitlist customers
- $4.6M already raised from investors

Custom

Your browser does not support HTML5 video.

Problem

Millions of dementia patients are depressed, in pain, and dangerously medicated

The vast majority of nursing home residents and people with dementia suffer from:

Anxiety   Loneliness   Hallucinations   Chronic Pain

         

For most, opioids and psychotropic drugs
are the **only treatment**

Millions of dementia sufferers are medicated
with dangerous drugs, vulnerable to falls, and frequently
complain of **poor quality of life**

Of the **55 million people worldwide with dementia**, most suffer from loneliness, apathy, depression, hallucinations, or chronic pain. Doctors frequently prescribe psychotropic and opioid medications, but **severe side effects reduce quality of life** and increase risk of death.

Animal companionship has been shown to improve quality of life for nursing home residents and elders with dementia, but **many seniors are unable to care for a live animal**.

Solution


Safe & Joyful Animal Companionship for Mental Health Patients
40
years of research
150+
peer reviewed studies
Emotional attachment objects provide:
• Joy
• Comfort
• Security
• Companionship
The impact for seniors:
• Less pain
• Less loneliness
• Lower blood pressure and heart rate
• Reduced Sundowner's Syndrome
• Improved social engagement
• Increased quality of life

Research shows that **interacting with a robotic animal reduces negative emotional and behavioral symptoms**, improves social engagement, and promotes positive mood and quality of care experiences. This in turn **reduces the need for psychotropic and pain medications**.

Based on this knowledge, along with a deeply personal desire to **revolutionize dementia care**, we at Tombot set out to create a safe robotic animal companion for those with mental health adversities. **Collaborating with Jim Henson's Creature Shop** (of Muppets and Dark Crystal fame) harnessed Hollywood magic to bring our invention to life.

Your browser does not support HTML5 video.

Product



Realistic, Affordable, and Therapeutic Robotic Animals

Meet Jennie

✓ Hyper-realistic appearance and texture

✓ Patented design by Jim Henson's Creature Shop

✓ Patent-pending behaviors emulate a live puppy

✓ Monitoring and feedback for treating Sundowning Syndrome

✓ With sensors for:

    

Touch **Voice commands** **Movement** **Light** **Detection**

Tombot's high-tech therapy robot Jennie is a **masterful combination of art, science, and engineering**. Engaging with Jennie provides joy, comfort, companionship, and a sense of security in the midst of destabilizing illness. Jennie is designed to alleviate the behavioral and psychological symptoms of dementia, including Sundowning Syndrome—a state of confusion common in dementia patients.

Rather than the looped programmed behavior you see in theme park animatronics, Jennie is **uniquely interactive and autonomous, with patent-pending behaviors** that closely mimic a real puppy.

Traction


2,500+ Pre-Order and Waitlist Customers
$3.3M in estimated order backlog
Customers include organizations like hospitals and assisted living facilities
4 clinical studies in development
Featured in
BBC
WIRED
yahoo! finance
CBS
O THE OPRAH MAGAZINE
NBC
FAST COMPANY
REUTERS
GIZMODO
A low-maintenance option for people who are no longer able to care for a pet.
- NBC
Even the biggest skeptics might find themselves experiencing a little puppy love.
- Oprah Magazine
A robotic companion dog that behaves and responds like a real pup, but without all the responsibilities of maintaining a living, breathing animal.
- Gizmodo

Jennie's therapeutic potential has been met with incredible excitement. Almost all of Tombot's pre-order and waitlist customers discovered us through our **300+ national and international media features**. Tombot's customer waitlist grows daily, 7 days a week.

We are now at Alpha I pre-production engineering phase and are preparing manufacturing to fulfill our large customer backlog. In the meantime, we continue to field **interest from hospitals, assisted living and behavioral health**

facilities, individuals, caregivers, and health care professionals worldwide who wish to **revolutionize mental health care**.



Customers

Customer Study Participants Prefer Tombot

1 billion people struggle with mental health

55 million face dementia

Jennie can help



Primary Caregivers
- Patient families
- Home care providers
- Doctors and nurses

Healthcare Facilities
- Hospitals
- Skilled nursing facilities
- Assisted living facilities

Data from 705 participants in 3 customer studies

✓ 100% of participants preferred animated animals over plush toys or dolls

✓ 99% preferred Jennie over the leading robotic toy animal

✓ 99% would choose a robot over a live dog

✓ 96% preferred a realistic appearance

Our organic traction comes from Tombot's **well-validated market research**. Our findings explain the **magnitude of pre-orders**: patients, caregivers, and medical professionals are desperate for a more effective **non-pharmacological treatment for dementia's most challenging symptoms**.

Business Model


High-Margin Dual B2C & B2B2C Model
TOMBOT
Hospitals
Home Health Care
Assisted Living
Skilled Nursing
$1,499[1]
Family Members[2]
Seniors/Patients
Doctors
Nurses
Caregivers
Adult Daycare
[1]Future versions will have recurring monthly subscription charges
[2]2022 Schlesinger Group survey of family member caregivers showed
56% were "Likely" or "Very Likely" to purchase Tombot Jennie at $2,000

Tombot's dual B2C & B2B2C business model reflects our multi-pronged value proposition. By leveraging different sales channels and partners, we are maximizing our access to customers and markets while growing global brand recognition.

Market


55 Million Older Persons with Dementia
TAM
SAM
SOM
$86.6 BILLION¹
55 Million Dementia Worldwide
Projected to grow to 78 million by 2030
$11.0 BILLION
7 Million Dementia US (2022)
Projected to grow to 9 million by 2030
$257.8 MILLION (2026)
Projected EBITDA: $60.2 million
TAM (Total Addressable Market):
Total market demand for product
SAM (Service Addressable Market):
Segment of TAM within geographic reach
SOM (Serviceable Obtainable Market):
Portion of SAM that Tombot can capture
¹Tombot LTV of $1,549 ($905 @ 58% GP);
²World Health Organization - 2020;
³Source: Tombot Management;
US Census Bureau – 2015;
Alzheimer's Association - 2022
Forward-looking projections cannot be guaranteed

Tombot will concentrate initial marketing efforts on dementia patients in the U.S.

With **over 2,500 pre-order and waitlist customers**, the market potential for our robotic companion animals includes **international expansion and treatment for other mental health conditions**. Tombot projects **shipping more than 200,000 robots by the end of 2026**.

**Click here for important information regarding Financial Projections which are not guaranteed.*

Competition

Jennie is

Competitive Matrix	Tombot $1,499	Sony $2,899	Paro $6,400	Vanguard $400	Ageless $140
Interactive (sensors)	🐾	🐾	🐾	🐾	🐾
Rechargeable Batteries	🐾	🐾	🐾	🐾	
Servo-driven Animations	🐾	🐾	🐾	🐾	
Voice Commands	🐾	🐾			
FDA-registered Medical Device	🐾		🐾		
Software Upgradeable	🐾	🐾			
Remote Monitoring	🐾				
Realistic Appearance & Behaviors	🐾				

Created to **address a large market gap**, Jennie is realistic, appealing, and affordably priced. Future models intend to expand upon the **first-in-class remote health and safety monitoring** via sophisticated sensors and upgradeable software.

Tombot anticipates our **patent-pending IP will be protected by FDA regulation** as a medical device, and ultimately **attain public and private health insurance reimbursements**.

Vision And Strategy

Expanded Product Line and Bottom Line Growth


FY 2026 - $60.2M EBITDA
$784M @ 13X – Consumer Robotics
$2.4B @ 40X – Healthcare Robotics
$6.0B @ 100X+ – Remote Patient Monitoring & Data Monetization
Companies with both Consumer Tech and MedTech
SAMSUNG
PHILIPS
SIEMENS
Healthcare Robotics
INTUITIVE
FUJI ROBOTICS
Remote Patient Monitoring
Medtronic
Honeywell

Our mission is to **transform the lives of the one billion people worldwide who face serious mental health adversities**. As we finalize the production and fulfillment of the first Jennie orders, we're raising capital to:

- Increase engineering staff and complete contract engineering
- Finalize contracting with a manufacturing partner
- Perform Alpha and Beta product testing and certifications
- Fulfill the first 2,500 customer orders
- Achieve $60M in pre-money Series A valuation to scale the business and begin development on our next products

Impact



To the rising number of seniors and other people struggling with depression, anxiety, pain, or overmedication: we want to help.

Tombot is a social impact company. Our mission is to help underserved individuals, families, and communities facing mental health challenges.

Funding


$4.6M Secured from Investors
Founder funding
Stevens Family Trust
$540,000
Angel Investors
$2.063M
VCs $450,000
Wavemaker
Three-Sixty Health
$250,000
Angel Physicians Fund
$200,000
Family Offices $850,000
32 Entertainment
Robert Wolf
$300,000
Earl's Court
Goldrich Kest
$50,000
Tiny Orange
Ric and Jean Edelman
$500,000
Corporate VC
Best Year Holdings
Blue Ocean Innovation
$200,000

Jennie has caught the eye of several **prominent institutional investors**, and we've already **raised significant funds** from angels, VCs, corporate VC, and family offices.

*4.6M raised as of 9/8/22

Founders

From the Founders of One of the World's Largest Legal Automation Firms





Tom Stevens
Founder/CEO/CPO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Exec. VP / Partner @ ACT Litigation (sold to Discoverready)

Hank Schorz
Co-Founder & CTO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Co-founder / Exec. VP @ ACT Litigation (sold to Discoverready)

Jesse Schorz
Co-Founder/COO

- 20+ Years High Tech Management
- Expert in operations, data, and software
- Previous: VP Engineering @ Discoverready; Dir. Engineering @ ACT Litigation



*I've faced a number of tough choices in my life, but **taking away my mother Nancy's dog** was among the most difficult. In 2011, her mild cognitive impairment steadily progressed to Alzheimer's dementia.*

Tom Stevens
Founder/CEO/CPO

After building and **successfully exiting one of the world's largest litigation automation companies**, Tombot founder Tom Stevens and his team saw an opportunity to form a new venture with deep personal meaning. Tom's journey caring for his mother through her Alzheimer's decline—an experience shared by millions of families and caregivers—showed him how robotic animals can make a difference in dementia care.

With a diverse team of designers, puppeteers, and engineers, **Tom launched**

Tombot to serve the millions of people with mental health problems who cannot safely or practically care for live animal companions.

Summary


Tombot is Responding to the Mental Health Crisis
1 billion worldwide with serious mental health adversities
Experienced, passionate team with a track record of success
Well-validated market research and clinical studies
Alpha I production engineering phase
2,500+ pre-order and waitlist customers
$4.6M already secured from prominent investors

Providing the mental health benefits of animal companionship to the millions who cannot safely or practically care for live animals.

Team

	Tom Stevens	CEO & Founder
	Jesse Schorz	COO
	Hank Schorz	CTO

Perks

$249	Priority Waitlist (after Kickstarter & Front of the Line Passes) Annual Investor Call
$1,000	Front of the Waitlist Line Pass Annual Investor Call
$2,500	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A
$5,000	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter
$10,000	Front of the Waitlist Line Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter Dinner and Private Tour of Tombot Robotics Lab Invitations to Tombot Major Investor Events

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Why should I invest in this company?

Most of Tombot's investors have either a personal or professional connection to someone who struggles with mental health —perhaps they are a caregiver to a parent with Alzheimer's, or a doctor excited about Tombot's potential to help her patients. These investors have a deep understanding of Tombot's value proposition. Some investors simply believe in our mental health, social impact mission and want to see our robotic animals exist.

Our institutional investors have thoroughly vetted Tombot and see our potential to produce outlier financial results. As with our other investors, Tombot's institutional investors expect to participate in the financial returns that the company generates.

How are you compensating your founding team?

Two of Tombot's three founders took no salary for the first four years of the company's existence. Today, our founding team is compensated with founders' shares (common stock) plus a below-market salary. Tombot instituted a typical employee benefits package in 2021, including health insurance.

What's stopping other companies from doing this?

Developing a new advanced robot takes a lot of time, considerable expertise in multiple technical disciplines, and a large amount of capital. Until a startup company delivers its first customer shipments, most institutional capital is unavailable. This makes it extremely difficult for young companies to raise the funds necessary to even begin.

Additionally, large companies won't enter a complicated market like ours until there's a demonstrated potential for a new entrant to generate $100M in revenue each year.

In light of these factors, Tombot anticipates having several years of little or no competition in our space.

Who are your competitors, and how exactly do they differ from you?

Tombot intends to be the first company to provide robotic animals that are both FDA medical devices and a safety and health monitoring platforms. Tombot also expects to be the first robotic animal of any kind for healthcare with a price between $400 and $2,900.

Less expensive products have their roots in mechanical children's toys. More expensive robots—while technically advanced—are either too expensive or not designed to treat the unique needs of those suffering from mental health disorders. Tombot aims to become the dominant player serving the needs of those with mental health adversities.

What do the next 5 years look like for Tombot?

Approximately one billion people suffer from one or more serious mental health adversities. Tombot will continue using science and data-driven methodologies to expand our robotic animal product line to provide mental health benefits to as many people and mental health adversities as possible. This will include increased use of sensors and AI, ever greater realism, and provide more robust and diverse safety and health monitoring capabilities.

Tombot has received customer interest from 86 countries around the world. In addition to bringing more products to market, we will expand our footprint beyond the US to service all of our international customers.

How did you come up with your valuation?	Tombot's valuation for its prior round of fundraising was $14.5M. Since that time, we've raised over $900K, deployed more than $2M in engineering expenses, and achieved our Alpha production engineering milestones. During this time our confirmed customer waitlist has also grown considerably, with prospective customers contacting us from 86 countries.
Why is Tombot crowdfunding?	Tombot has received interest from customers all around the world asking how they may participate in Tombot. Many of these customers are non-accredited investors, and therefore have not been able to invest in Tombot directly. Through regulation crowdfunding, our customers can finally participate—even with small amounts—and benefit directly from any financial returns Tombot generates.





Company Name	Tombot, Inc.
Logo	
Headline	Robotic dog to help millions struggling daily with dementia, autism & depression
Slides	



Tags	Companies, Venture-backed, Crowd SAFE, Health & Wellness, Healthtech, Robotics, Coming Soon, $1M+ raised

Pitch text	## Summary

- Animatronic artistry by Jim Henson's Creature Shop (creator of The Muppets)
- Scientifically engineered to treat symptoms of mental illness
- Aims to be the first robotic animal FDA device/health monitoring platform
- A TIME Magazine "Best Invention" of 2020
- $86.6B worldwide dementia TAM
- 2,500+ pre-order and waitlist customers
- $4.6M already raised from investors

Problem



Millions of dementia patients are depressed, in pain, and dangerously medicated

The vast majority of nursing home residents and people with dementia suffer from:

Anxiety	Loneliness	Hallucinations	Chronic Pain

   

For most, opioids and psychotropic drugs
are the **only treatment**

Millions of dementia sufferers are medicated
with dangerous drugs, vulnerable to falls, and frequently
complain of **poor quality of life**

Of the **55 million people worldwide with dementia**, most suffer from loneliness, apathy, depression, hallucinations, or chronic pain. Doctors frequently prescribe psychotropic and opioid medications, but **severe side effects reduce quality of life** and increase risk of death.

Animal companionship has been shown to improve quality of life for nursing home residents and elders with dementia, but **many seniors are unable to care for a live animal.**



Solution



Safe & Joyful Animal Companionship for Mental Health Patients
40
years of research
150+
peer reviewed studies
Emotional attachment objects provide:
• Joy
• Comfort
• Security
• Companionship
The impact for seniors:
• Less pain
• Less loneliness
• Lower blood pressure and heart rate
• Reduced Sundowner's Syndrome
• Improved social engagement
• Increased quality of life

Research shows that **interacting with a robotic animal reduces negative emotional and behavioral symptoms**, improves social engagement, and promotes positive mood and quality of care experiences. This in turn **reduces the need for psychotropic and pain medications**.

Based on this knowledge, along with a deeply personal desire to **revolutionize dementia care**, we at Tombot set out to create a safe robotic animal companion for those with mental health adversities. **Collaborating with Jim Henson's Creature Shop** (of Muppets and Dark Crystal fame) harnessed Hollywood magic to bring our invention to life.



Product



Realistic,
Affordable, and Therapeutic
Robotic Animals

Meet Jennie

✓ Hyper-realistic appearance and texture

✓ Patented design by Jim Henson's Creature Shop

✓ Patent-pending behaviors emulate a live puppy

✓ Monitoring and feedback for treating Sundowning Syndrome

✓ With sensors for:

    

Touch   **Voice commands**   **Movement**   **Light**   **Detection**

Tombot's high-tech therapy robot Jennie is a **masterful combination of art, science, and engineering**. Engaging with Jennie provides joy, comfort, companionship, and a sense of security in the midst of destabilizing illness. Jennie is designed to alleviate the behavioral and psychological symptoms of dementia, including Sundowning Syndrome—a state of confusion common in dementia patients.

Rather than the looped programmed behavior you see in theme park animatronics, Jennie is **uniquely interactive and autonomous, with patent-pending behaviors** that closely mimic a real puppy.

Traction



2,500+ Pre-Order and Waitlist Customers

$3.3M in estimated order backlog

Customers include organizations like hospitals and assisted living facilities

4 clinical studies in development

Featured in

BBC   WIRED

yahoo! finance   CBS

THE OPRAH MAGAZINE   NBC

FAST COMPANY   REUTERS

GIZMODO

> *A low-maintenance option for people who are no longer able to care for a pet.*
> - NBC

> *Even the biggest skeptics might find themselves experiencing a little puppy love.*
> - Oprah Magazine

> *A robotic companion dog that behaves and responds like a real pup, but without all the responsibilities of maintaining a living, breathing animal.*
> - Gizmodo

Jennie's therapeutic potential has been met with incredible excitement. Almost all of Tombot's pre-order and waitlist customers discovered us through our **300+ national and international media features**. Tombot's customer waitlist grows daily, 7 days a week.

We are now at Alpha I pre-production engineering phase and are preparing manufacturing to fulfill our large customer backlog. In the meantime, we continue to field **interest from hospitals, assisted living and behavioral**



health facilities, individuals, caregivers, and health care professionals worldwide who wish to **revolutionize mental health care**.



Customers



Customer Study Participants Prefer Tombot

1 billion people struggle with mental health

55 million face dementia

Jennie can help

Primary Caregivers
• Patient families
• Home care providers
• Doctors and nurses

Healthcare Facilities
• Hospitals
• Skilled nursing facilities
• Assisted living facilities



Data from 705 participants in 3 customer studies

✓ **100% of participants preferred animated animals over plush toys or dolls**

✓ **99% preferred Jennie over the leading robotic toy animal**

✓ **99% would choose a robot over a live dog**

✓ **96% preferred a realistic appearance**



Our organic traction comes from Tombot's **well-validated market research**. Our findings explain the **magnitude of pre-orders**: patients, caregivers, and medical professionals are desperate for a more effective **non-pharmacological treatment for dementia's most challenging symptoms**.

Business Model



High-Margin Dual B2C & B2B2C Model
TOMBOT
Hospitals
Home Health Care
Assisted Living
Skilled Nursing
$1,499¹
Family Members²
Seniors/Patients
Doctors
Nurses
Caregivers
Adult Daycare
¹Future versions will have recurring monthly subscription charges
²2022 Schlesinger Group survey of family member caregivers showed
56% were "Likely" or "Very Likely" to purchase Tombot Jennie at $2,000

Tombot's dual B2C & B2B2C business model reflects our multi-pronged value proposition. By leveraging different sales channels and partners, we are maximizing our access to customers and markets while growing global brand recognition.

Market





55 Million Older Persons with Dementia
TAM
SAM
SOM
$86.6 BILLION[1]
55 Million Dementia Worldwide
Projected to grow to 78 million by 2030
$11.0 BILLION
7 Million Dementia US (2022)
Projected to grow to 9 million by 2030
$257.8 MILLION (2026)
Projected EBITDA: $60.2 million
TAM (Total Addressable Market): Total market demand for product
SAM (Service Addressable Market): Segment of TAM within geographic reach
SOM (Serviceable Obtainable Market): Portion of SAM that Tombot can capture
[1]Tombot LTV of $1,549 ($905 @ 58% GP);
[2]World Health Organization - 2020;
[3]Source: Tombot Management; US Census Bureau – 2015; Alzheimer's Association - 2022
Forward-looking projections cannot be guaranteed

Tombot will concentrate initial marketing efforts on dementia patients in the U.S.

With **over 2,500 pre-order and waitlist customers**, the market potential for our robotic companion animals includes **international expansion and treatment for other mental health conditions.** Tombot projects **shipping more than 200,000 robots by the end of 2026**.

**Click here for important information regarding Financial Projections which are not guaranteed.*

Competition



Jennie is

Competitive Matrix	Tombot $1,499	Sony $2,899	Paro $6,400	Vanguard $400	Ageless $140
Interactive (sensors)	🐾	🐾	🐾	🐾	🐾
Rechargeable Batteries	🐾	🐾	🐾	🐾	
Servo-driven Animations	🐾	🐾	🐾	🐾	
Voice Commands	🐾	🐾			
FDA-registered Medical Device	🐾		🐾		
Software Upgradeable	🐾	🐾			
Remote Monitoring	🐾				
Realistic Appearance & Behaviors	🐾				

Created to **address a large market gap**, Jennie is realistic, appealing, and affordably priced. Future models intend to expand upon the **first-in-class remote health and safety monitoring** via sophisticated sensors and upgradeable software.

Tombot anticipates our **patent-pending IP will be protected by FDA regulation** as a medical device, and ultimately **attain public and private health insurance reimbursements**.

Vision And Strategy

Expanded Product Line and Bottom Line Growth





FY 2026 - $60.2M EBITDA
$784M @ 13X – Consumer Robotics
$2.4B @ 40X – Healthcare Robotics
$6.0B @ 100X+ – Remote Patient Monitoring & Data Monetization
Companies with both Consumer Tech and MedTech
SAMSUNG
PHILIPS
SIEMENS
Healthcare Robotics
INTUITIVE
FUJI ROBOTICS
Remote Patient Monitoring
Medtronic
Honeywell

Our mission is to **transform the lives of the one billion people worldwide who face serious mental health adversities**. As we finalize the production and fulfillment of the first Jennie orders, we're raising capital to:

- Increase engineering staff and complete contract engineering
- Finalize contracting with a manufacturing partner
- Perform Alpha and Beta product testing and certifications
- Fulfill the first 2,500 customer orders
- Achieve $60M in pre-money Series A valuation to scale the business and begin development on our next products

Impact





To the rising number of seniors and other people struggling with depression, anxiety, pain, or overmedication: we want to help.

Tombot is a social impact company. Our mission is to help underserved individuals, families, and communities facing mental health challenges.

Funding





$4.6M Secured from Investors
Founder funding
Stevens Family Trust
$540,000
Angel Investors
$2.063M
VCs $450,000
Wavemaker
Three-Sixty Health
$250,000
Angel Physicians Fund
$200,000
Family Offices $850,000
32 Entertainment
Robert Wolf
$300,000
Earl's Court
Goldrich Kest
$50,000
Tiny Orange
Ric and Jean Edelman
$500,000
Corporate VC
Best Year Holdings
Blue Ocean Innovation
$200,000

Jennie has caught the eye of several **prominent institutional investors**, and we've already **raised significant funds** from angels, VCs, corporate VC, and family offices.

*4.6M raised as of 9/8/22

Founders



From the Founders of One of the World's Largest Legal Automation Firms







Tom Stevens
Founder/CEO/CPO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Exec. VP / Partner @ ACT Litigation (sold to Discoverready)

Hank Schorz
Co-Founder & CTO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Co-founder / Exec. VP @ ACT Litigation (sold to Discoverready)

Jesse Schorz
Co-Founder/COO

- 20+ Years High Tech Management
- Expert in operations, data, and software
- Previous: VP Engineering @ Discoverready; Dir. Engineering @ ACT Litigation



*I've faced a number of tough choices in my life, but **taking away my mother Nancy's dog** was among the most difficult. In 2011, her mild cognitive impairment steadily progressed to Alzheimer's dementia.*

Tom Stevens
Founder/CEO/CPO

After building and **successfully exiting one of the world's largest litigation automation companies**, Tombot founder Tom Stevens and his team saw an opportunity to form a new venture with deep personal meaning. Tom's journey caring for his mother through her Alzheimer's decline—an experience shared by millions of families and caregivers—showed him how robotic animals can make a difference in dementia care.

With a diverse team of designers, puppeteers, and engineers, **Tom launched**

Tombot to serve the millions of people with mental health problems who cannot safely or practically care for live animal companions.

Summary



Tombot is Responding to the Mental Health Crisis
1 billion worldwide with serious mental health adversities
Experienced, passionate team with a track record of success
Well-validated market research and clinical studies
Alpha I production engineering phase
2,500+ pre-order and waitlist customers
$4.6M already secured from prominent investors

Providing the mental health benefits of animal companionship to the millions who cannot safely or practically care for live animals.



Team



Tom Stevens   CEO & Founder



Jesse Schorz   COO



Hank Schorz   CTO



Perks

$249	Priority Waitlist (after Kickstarter & Front of the Line Passes) Annual Investor Call
$1,000	Front of the Waitlist Line Pass Annual Investor Call
$2,500	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A
$5,000	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter
$10,000	Front of the Waitlist Line Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter Dinner and Private Tour of Tombot Robotics Lab Invitations to Tombot Major Investor Events

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Why should I invest in this company?

Most of Tombot's investors have either a personal or professional connection to someone who struggles with mental health—perhaps they are a caregiver to a parent with Alzheimer's, or a doctor excited about Tombot's potential to help her patients. These investors have a deep understanding of Tombot's value proposition. Some investors simply believe in our mental health, social impact mission and want to see our robotic animals exist.

Our institutional investors have thoroughly vetted Tombot and see our potential to produce outlier financial results. As with our other investors, Tombot's institutional investors expect to participate in the financial returns that the company generates.

How are you compensating your founding team?

Two of Tombot's three founders took no salary for the first four years of the company's existence. Today, our founding team is compensated with founders' shares (common stock) plus a below-market salary. Tombot instituted a typical employee benefits package in 2021, including health insurance.



What's stopping other companies from doing this?

Developing a new advanced robot takes a lot of time, considerable expertise in multiple technical disciplines, and a large amount of capital. Until a startup company delivers its first customer shipments, most institutional capital is unavailable. This makes it extremely difficult for young companies to raise the funds necessary to even begin.

Additionally, large companies won't enter a complicated market like ours until there's a demonstrated potential for a new entrant to generate $100M in revenue each year.

In light of these factors, Tombot anticipates having several years of little or no competition in our space.



Who are your competitors, and how exactly do they differ from you?

Tombot intends to be the first company to provide robotic animals that are both FDA medical devices and a safety and health monitoring platforms. Tombot also expects to be the first robotic animal of any kind for healthcare with a price between $400 and $2,900.

Less expensive products have their roots in mechanical children's toys. More expensive robots—while technically advanced—are either too expensive or not designed to treat the unique needs of those suffering from mental health disorders. Tombot aims to become the dominant player serving the needs of those with mental health adversities.

What do the next 5 years look like for Tombot?

Approximately one billion people suffer from one or more serious mental health adversities. Tombot will continue using science and data-driven methodologies to expand our robotic animal product line to provide mental health benefits to as many people and mental health adversities as possible. This will include increased use of sensors and AI, ever greater realism, and provide more robust and diverse safety and health monitoring capabilities.

Tombot has received customer interest from 86 countries around the world. In addition to bringing more products to market, we will expand our footprint beyond the US to service all of our international customers.



How did you come up with your valuation?	Tombot's valuation for its prior round of fundraising was $14.5M. Since that time, we've raised over $900K, deployed more than $2M in engineering expenses, and achieved our Alpha production engineering milestones. During this time our confirmed customer waitlist has also grown considerably, with prospective customers contacting us from 86 countries.
Why is Tombot crowdfunding?	Tombot has received interest from customers all around the world asking how they may participate in Tombot. Many of these customers are non-accredited investors, and therefore have not been able to invest in Tombot directly. Through regulation crowdfunding, our customers can finally participate—even with small amounts—and benefit directly from any financial returns Tombot generates.



 

Company Name   Tombot

Logo



Headline   Robotic dog to help millions struggling daily with dementia, autism & depression

Slides





Tags   Companies, Venture-backed, Crowd SAFE, Health & Wellness,
                    Healthtech, Robotics, Coming Soon, $1M+ raised

Pitch text   ## Summary

- Animatronic artistry by Jim Henson's Creature Shop (creator of The Muppets)
- Scientifically engineered to treat symptoms of mental illness
- Aims to be the first robotic animal FDA device/health monitoring platform
- A TIME Magazine "Best Invention" of 2020
- $86.6B worldwide dementia TAM
- 2,500+ pre-order and waitlist customers
- $4.6M already raised from investors

Problem



Millions of dementia patients are depressed, in pain, and dangerously medicated

The vast majority of nursing home residents and people with dementia suffer from:

Anxiety	Loneliness	Hallucinations	Chronic Pain
			

For most, opioids and psychotropic drugs
are the **only treatment**

Millions of dementia sufferers are medicated
with dangerous drugs, vulnerable to falls, and frequently
complain of **poor quality of life**

Of the **55 million people worldwide with dementia**, most suffer
from loneliness, apathy, depression, hallucinations, or chronic pain. Doctors
frequently prescribe psychotropic and opioid medications, but **severe side
effects reduce quality of life** and increase risk of death.

Animal companionship has been shown to improve quality of life for nursing
home residents and elders with dementia, but **many seniors are unable to
care for a live animal.**



Solution



Safe & Joyful Animal Companionship for Mental Health Patients

40 years of research

150+ peer reviewed studies

Emotional attachment objects provide:

- Joy
- Comfort
- Security
- Companionship

The impact for seniors:

- Less pain
- Less loneliness
- Lower blood pressure and heart rate
- Reduced Sundowner's Syndrome
- Improved social engagement
- Increased quality of life

Research shows that **interacting with a robotic animal reduces negative emotional and behavioral symptoms**, improves social engagement, and promotes positive mood and quality of care experiences. This in turn **reduces the need for psychotropic and pain medications**.

Based on this knowledge, along with a deeply personal desire to **revolutionize dementia care**, we at Tombot set out to create a safe robotic animal companion for those with mental health adversities. **Collaborating with Jim Henson's Creature Shop** (of Muppets and Dark Crystal fame), we harnessed Hollywood magic to bring our invention to life.



Product



Realistic, Affordable, and Therapeutic Robotic Animals

Meet Jennie

✓ Hyper-realistic appearance and texture

✓ Patented design by Jim Henson's Creature Shop

✓ Patent-pending behaviors emulate a live puppy

✓ Monitoring and feedback for treating Sundowning Syndrome

✓ With sensors for:

    

Touch   **Voice commands**   **Movement**   **Light**   **Detection**

Tombot's high-tech therapy robot Jennie is a **masterful combination of art, science, and engineering**. Engaging with Jennie provides joy, comfort, companionship, and a sense of security in the midst of destabilizing illness. Jennie is designed to alleviate the behavioral and psychological symptoms of dementia, including Sundowning Syndrome—a state of confusion common in dementia patients.

Rather than the looped programmed behavior you see in theme park animatronics, Jennie is **uniquely interactive and autonomous, with patent-pending behaviors** that closely mimic a real puppy.

Traction



2,500+ Pre-Order and Waitlist Customers

$3.3M in estimated order backlog

Customers include organizations like hospitals and assisted living facilities

4 clinical studies in development

Featured in

BBC   WIRED

yahoo! finance   CBS

THE OPRAH MAGAZINE   NBC

FAST COMPANY   REUTERS

GIZMODO

"

A low-maintenance option for people who are no longer able to care for a pet.

- NBC

"

Even the biggest skeptics might find themselves experiencing a little puppy love.

- Oprah Magazine

"

A robotic companion dog that behaves and responds like a real pup, but without all the responsibilities of maintaining a living, breathing animal.

- Gizmodo

Jennie's therapeutic potential has been met with incredible excitement. Almost all of Tombot's pre-order and waitlist customers discovered us through our **300+ national and international media features**. Tombot's customer waitlist grows daily, 7 days a week. What's more, despite virtually no marketing effort by Tombot, over 30% of our customers have pre-ordered or waitlisted Jennie as a solution **for autism, depression, anxiety, PTSD, and developmental and physical disabilities.**



We are now at Alpha I pre-production engineering phase and are preparing manufacturing to fulfill our large customer backlog. In the meantime, we continue to field **interest from hospitals, assisted living and behavioral health facilities**, individuals, caregivers, and health care professionals worldwide who wish to **revolutionize mental health care**.



Customers



Customer Study Participants Prefer Tombot

1 billion people struggle with mental health

55 million face dementia

Jennie can help



Primary Caregivers
• Patient families
• Home care providers
• Doctors and nurses

Healthcare Facilities
• Hospitals
• Skilled nursing facilities
• Assisted living facilities

Data from 705 participants in 3 customer studies

✓ 100% of participants preferred animated animals over plush toys or dolls

✓ 99% preferred Jennie over the leading robotic toy animal

✓ 99% would choose a robot over a live dog

✓ 96% preferred a realistic appearance



Our organic traction comes from Tombot's **well-validated market research.** Simply put, customers want robotic animals that **look, feel, and behave like real animals**, not toys. Our findings explain the magnitude of our pre-orders: patients, caregivers, and medical professionals are desperate for a **non-pharmacological solution for treating mental health adversities.**

Business Model



High-Margin Dual B2C
& B2B2C Model
TOMBOT
Hospitals
Home Health Care
Assisted Living
Skilled Nursing
$1,499¹
Family Members²
Seniors/Patients
Doctors
Nurses
Caregivers
Adult Daycare
¹Future versions will have recurring monthly subscription charges
²2022 Schlesinger Group survey of family member caregivers showed
56% were "Likely" or "Very Likely" to purchase Tombot Jennie at $2,000

Tombot's dual B2C & B2B2C business model reflects our multi-pronged value proposition. By leveraging different sales channels and partners, we are maximizing our access to customers and markets while growing global brand recognition.

Market





55 Million Older Persons with Dementia
TAM
SAM
SOM
$86.6 BILLION¹
55 Million Dementia Worldwide
Projected to grow to 78 million by 2030
$11.0 BILLION
7 Million Dementia US (2022)
Projected to grow to 9 million by 2030
$257.8 MILLION (2026)
Projected EBITDA: $60.2 million
TAM (Total Addressable Market): Total market demand for product
SAM (Service Addressable Market): Segment of TAM within geographic reach
SOM (Serviceable Obtainable Market): Portion of SAM that Tombot can capture
¹Tombot LTV of $1,549 ($905 @ 58% GP);
²World Health Organization - 2020;
³Source: Tombot Management; US Census Bureau – 2015; Alzheimer's Association - 2022
Forward-looking projections cannot be guaranteed

Tombot will concentrate initial marketing efforts on dementia patients in the U.S.

With **over 2,500 pre-order and waitlist customers**, the market potential for our robotic companion animals includes **international expansion and treatment for other mental health conditions.** Tombot projects **shipping more than 200,000 robots by the end of 2026**.

**Click here for important information regarding Financial Projections which are not guaranteed.*

Competition



Jennie is

Competitive Matrix	Tombot $1,499	Sony $2,899	Paro $6,400	Vanguard $400	Ageless $140
Interactive (sensors)	🐾	🐾	🐾	🐾	🐾
Rechargeable Batteries	🐾	🐾	🐾	🐾	
Servo-driven Animations	🐾	🐾	🐾	🐾	
Voice Commands	🐾	🐾			
FDA-registered Medical Device	🐾		🐾		
Software Upgradeable	🐾	🐾			
Remote Monitoring	🐾				
Realistic Appearance & Behaviors	🐾				

Created to **address a large market gap**, Jennie is realistic, appealing, and affordably priced. Future models intend to expand upon the **first-in-class remote health and safety monitoring** via sophisticated sensors and upgradeable software.

Tombot anticipates our **patent-pending IP will be protected by FDA regulation** as a medical device, and ultimately **attain public and private health insurance reimbursements.**

Vision And Strategy

Expanded Product Line and Bottom Line Growth





FY 2026 - $60.2M EBITDA
$784M @ 13X – Consumer Robotics
$2.4B @ 40X – Healthcare Robotics
$6.0B @ 100X+ – Remote Patient Monitoring & Data Monetization
Companies with both Consumer Tech and MedTech
SAMSUNG
PHILIPS
SIEMENS
Healthcare Robotics
INTUITIVE
FUJI ROBOTICS
Remote Patient Monitoring
Medtronic
Honeywell

Our mission is to **transform the lives of the one billion people worldwide who face serious mental health adversities**. As we finalize the production and fulfillment of the first Jennie orders, we're raising capital to:

- Increase engineering staff and complete contract engineering
- Finalize contracting with a manufacturing partner
- Perform Alpha and Beta product testing and certifications
- Fulfill the first 2,500 customer orders
- Achieve $60M in pre-money Series A valuation to scale the business and begin development on our next products

Impact





To the rising number of seniors and other people struggling with depression, anxiety, pain, or overmedication: we want to help.

Tombot is a social impact company. Our mission is to help underserved individuals, families, and communities facing mental health challenges.

Funding





$4.6M Secured from Investors
Founder funding
Stevens Family Trust
$540,000
Angel Investors
$2.063M
VCs $450,000
Wavemaker
Three-Sixty Health
$250,000
Angel Physicians Fund
$200,000
Family Offices $850,000
32 Entertainment
Robert Wolf
$300,000
Earl's Court
Goldrich Kest
$50,000
Tiny Orange
Ric and Jean Edelman
$500,000
Corporate VC
Best Year Holdings
Blue Ocean Innovation
$200,000

Jennie has caught the eye of several **prominent institutional investors**, and we've already **raised significant funds** from angels, VCs, corporate VC, and family offices.

*4.6M raised as of 9/8/22

Founders



From the Founders of One of the World's Largest Legal Automation Firms







Tom Stevens
Founder/CEO/CPO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Exec. VP / Partner @ ACT Litigation (sold to Discoverready)

Hank Schorz
Co-Founder & CTO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Co-founder / Exec. VP @ ACT Litigation (sold to Discoverready)

Jesse Schorz
Co-Founder/COO

- 20+ Years High Tech Management
- Expert in operations, data, and software
- Previous: VP Engineering @ Discoverready; Dir. Engineering @ ACT Litigation



*I've faced a number of tough choices in my life, but **taking away my mother Nancy's dog** was among the most difficult. In 2011, her mild cognitive impairment steadily progressed to Alzheimer's dementia.*

Tom Stevens
Founder/CEO/CPO

After building and **successfully exiting one of the world's largest litigation automation companies**, Tombot founder Tom Stevens and his team saw an opportunity to form a new venture with deep personal meaning. Tom's journey caring for his mother through her Alzheimer's decline—an experience shared by millions of families and caregivers—showed him how robotic animals can make a difference in dementia care.

With a diverse team of designers, puppeteers, and engineers, **Tom launched**



Tombot to serve the millions of people with mental health problems who cannot safely or practically care for live animal companions.

Summary

Tombot is Responding to the Mental Health Crisis

🐾 1 billion worldwide with serious mental health adversities

🐾 Experienced, passionate team with a track record of success

🐾 Well-validated market research and clinical studies

🐾 Alpha I production engineering phase

🐾 2,500+ pre-order and waitlist customers

🐾 $4.6M already secured from prominent investors

Providing the mental health benefits of animal companionship to the millions who cannot safely or practically care for live animals.



Team

 Tom Stevens   CEO & Founder

 Jesse Schorz   COO

 Hank Schorz   CTO



Perks

$249	Priority Waitlist (after Kickstarter & Front of the Line Passes) Annual Investor Call
$1,000	Front of the Waitlist Line Pass Annual Investor Call
$2,500	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A
$5,000	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter
$10,000	Front of the Waitlist Line Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter Dinner and Private Tour of Tombot Robotics Lab Invitations to Tombot Major Investor Events

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Why should I invest in this company?

Most of Tombot's investors have either a personal or professional connection to someone who struggles with mental health—perhaps they are a caregiver to a parent with Alzheimer's, or a doctor excited about Tombot's potential to help her patients. These investors have a deep understanding of Tombot's value proposition. Some investors simply believe in our mental health, social impact mission and want to see our robotic animals exist.

Our institutional investors have thoroughly vetted Tombot and see our potential to produce outlier financial results. As with our other investors, Tombot's institutional investors expect to participate in the financial returns that the company generates.

How are you compensating your founding team?

Two of Tombot's three founders took no salary for the first four years of the company's existence. Today, our founding team is compensated with founders' shares (common stock) plus a below-market salary. Tombot instituted a typical employee benefits package in 2021, including health insurance.



What's stopping other companies from doing this?

Developing a new advanced robot takes a lot of time, considerable expertise in multiple technical disciplines, and a large amount of capital. Until a startup company delivers its first customer shipments, most institutional capital is unavailable. This makes it extremely difficult for young companies to raise the funds necessary to even begin.

Additionally, large companies won't enter a complicated market like ours until there's a demonstrated potential for a new entrant to generate $100M in revenue each year.

In light of these factors, Tombot anticipates having several years of little or no competition in our space.



Who are your competitors, and how exactly do they differ from you?

Tombot intends to be the first company to provide robotic animals that are both FDA medical devices and a safety and health monitoring platforms. Tombot also expects to be the first robotic animal of any kind for healthcare with a price between $400 and $2,900.

Less expensive products have their roots in mechanical children's toys. More expensive robots—while technically advanced—are either too expensive or not designed to treat the unique needs of those suffering from mental health disorders. Tombot aims to become the dominant player serving the needs of those with mental health adversities.

What do the next 5 years look like for Tombot?

Approximately one billion people suffer from one or more serious mental health adversities. Tombot will continue using science and data-driven methodologies to expand our robotic animal product line to provide mental health benefits to as many people and mental health adversities as possible. This will include increased use of sensors and AI, ever greater realism, and provide more robust and diverse safety and health monitoring capabilities.

Tombot has received customer interest from 86 countries around the world. In addition to bringing more products to market, we will expand our footprint beyond the US to service all of our international customers.



How did you come up with your valuation?

Tombot's valuation for its prior round of fundraising was $14.5M. Since that time, we've raised over $900K, deployed more than $2M in engineering expenses, and achieved our Alpha production engineering milestones. During this time our confirmed customer waitlist has also grown considerably, with prospective customers contacting us from 86 countries.

Why is Tombot crowdfunding?

Tombot has received interest from customers all around the world asking how they may participate in Tombot. Many of these customers are non-accredited investors, and therefore have not been able to invest in Tombot directly. Through regulation crowdfunding, our customers can finally participate—even with small amounts—and benefit directly from any financial returns Tombot generates.





Company Name	Tombot
Logo	
Headline	Robotic dog to help millions struggling daily with dementia, autism + depression
Slides	

Tags	Venture-backed, Power Founders, Crowd SAFE, Health & Wellness, Healthtech, Robotics, Coming Soon, $1M+ raised, Companies

Pitch text	## Summary

- Animatronic artistry by Jim Henson's Creature Shop (creator of The Muppets)
- Scientifically engineered to treat symptoms of mental illness
- Aims to be the first robotic animal FDA device/health monitoring platform
- A TIME Magazine "Best Invention" of 2020
- 1 billion people worldwide with serious mental health adversities
- Initial clinical and marketing focus: older persons with dementia
- $4.6M already raised from investors

Problem



Millions of dementia patients are depressed, in pain, and dangerously medicated

The vast majority of nursing home residents and people with dementia suffer from:

Anxiety	Loneliness	Hallucinations	Chronic Pain
			

For most, opioids and psychotropic drugs are the **only treatment**

Millions of dementia sufferers are medicated with dangerous drugs, vulnerable to falls, and frequently complain of **poor quality of life**

Of the **55 million people worldwide with dementia**, most suffer from loneliness, apathy, depression, hallucinations, or chronic pain. Doctors frequently prescribe psychotropic and opioid medications, but **severe side effects reduce quality of life** and increase risk of death.

Animal companionship has been shown to improve quality of life for nursing home residents and elders with dementia, but **many seniors are unable to care for a live animal.**



Solution



Safe & Joyful Animal Companionship for Mental Health Patients

40
years of research

150+
peer reviewed studies

Emotional attachment objects provide:

• Joy
• Comfort
• Security
• Companionship

The impact for seniors:

• Less pain
• Less loneliness
• Lower blood pressure and heart rate
• Reduced Sundowner's Syndrome
• Improved social engagement
• Increased quality of life

Research shows that **interacting with a robotic animal reduces negative emotional and behavioral symptoms**, improves social engagement, and promotes positive mood and quality of care experiences. This in turn **reduces the need for psychotropic and pain medications**.

Based on this knowledge, along with a deeply personal desire to **revolutionize dementia care**, we at Tombot set out to create a safe robotic animal companion for those with mental health adversities. **Collaborating with Jim Henson's Creature Shop** (of Muppets and Dark Crystal fame), we harnessed Hollywood magic to bring our invention to life.



Product



Realistic,
Affordable, and Therapeutic
Robotic Animals
Meet Jennie
Hyper-realistic appearance and texture
Patented design by Jim Henson's Creature Shop
Patent-pending behaviors emulate a live puppy
Monitoring and feedback for treating Sundowning Syndrome
With sensors for:
Touch
Voice commands
Movement
Light
Detection

Tombot's high-tech therapy robot Jennie is a **masterful combination of art, science, and engineering**. Engaging with Jennie provides joy, comfort, companionship, and a sense of security in the midst of destabilizing illness. Jennie is designed to alleviate the behavioral and psychological symptoms of dementia, including Sundowning Syndrome—a state of confusion common in dementia patients.

Rather than the looped programmed behavior you see in theme park animatronics, Jennie is **uniquely interactive and autonomous, with patent-pending behaviors** that closely mimic a real puppy.

Traction



2,500+ Pre-Order and Waitlist Customers

$3.3M in estimated order backlog

Customers include organizations like hospitals and assisted living facilities

4 clinical studies in development

Featured in

BBC   WIRED

yahoo! finance   CBS

THE OPRAH MAGAZINE   NBC

FAST COMPANY   REUTERS

GIZMODO

> "A low-maintenance option for people who are no longer able to care for a pet."
> - NBC

> "Even the biggest skeptics might find themselves experiencing a little puppy love."
> - Oprah Magazine

> "A robotic companion dog that behaves and responds like a real pup, but without all the responsibilities of maintaining a living, breathing animal."
> - Gizmodo

Jennie's therapeutic potential has been met with incredible excitement. Almost all of Tombot's pre-order and waitlist customers discovered us through our **300+ national and international media features**. Tombot's customer waitlist grows daily, 7 days a week. What's more, despite virtually no marketing effort by Tombot, over 30% of our customers have pre-ordered or waitlisted Jennie as a solution **for autism, depression, anxiety, PTSD, and developmental and physical disabilities.**



We are now at Alpha I pre-production engineering phase and are preparing manufacturing to fulfill our large customer backlog. In the meantime, we continue to field **interest from hospitals, assisted living and behavioral health facilities**, individuals, caregivers, and health care professionals worldwide who wish to **revolutionize mental health care**.



Customers



Customer Study Participants Prefer Tombot

1 billion people struggle with mental health

55 million face dementia

Jennie can help

Primary Caregivers
- Patient families
- Home care providers
- Doctors and nurses

Healthcare Facilities
- Hospitals
- Skilled nursing facilities
- Assisted living facilities



Data from 705 participants in 3 customer studies

✓ 100% of participants preferred animated animals over plush toys or dolls

✓ 99% preferred Jennie over the leading robotic toy animal

✓ 99% would choose a robot over a live dog

✓ 96% preferred a realistic appearance



Our organic traction comes from Tombot's **well-validated market research.** Simply put, customers want robotic animals that **look, feel, and behave like real animals**, not toys. Our findings explain the magnitude of our pre-orders: patients, caregivers, and medical professionals are desperate for a **non-pharmacological solution for treating mental health adversities.**

Business Model



High-Margin Dual B2C & B2B2C Model
TOMBOT
Hospitals
Home Health Care
Assisted Living
Skilled Nursing
$1,499¹
Family Members²
Seniors/Patients
Doctors
Nurses
Caregivers
Adult Daycare
¹Future versions will have recurring monthly subscription charges
²2022 Schlesinger Group survey of family member caregivers showed
56% were "Likely" or "Very Likely" to purchase Tombot Jennie at $2,000

Tombot's dual B2C & B2B2C business model reflects our multi-pronged value proposition. By leveraging different sales channels and partners, we are maximizing our access to customers and markets while growing global brand recognition.

Market





55 Million Older Persons with Dementia
TAM
SAM
SOM
$86.6 BILLION1
55 Million Dementia Worldwide
Projected to grow to 78 million by 2030
$11.0 BILLION
7 Million Dementia US (2022)
Projected to grow to 9 million by 2030
$257.8 MILLION (2026)
Projected EBITDA: $60.2 million
TAM (Total Addressable Market): Total market demand for product
SAM (Service Addressable Market): Segment of TAM within geographic reach
SOM (Serviceable Obtainable Market): Portion of SAM that Tombot can capture
1Tombot LTV of $1,549 ($905 @ 58% GP);
2World Health Organization - 2020;
3Source: Tombot Management; US Census Bureau – 2015; Alzheimer's Association - 2022
Forward-looking projections cannot be guaranteed

Tombot will concentrate initial marketing efforts on dementia patients in the U.S.

With **over 2,500 pre-order and waitlist customers**, the market potential for our robotic companion animals includes **international expansion and treatment for other mental health conditions.** Tombot projects **shipping more than 200,000 robots by the end of 2026**.

******Click here for important information regarding Financial Projections which are not guaranteed.*

Competition



Jennie is

Competitive Matrix	Tombot $1,499	Sony $2,899	Paro $6,400	Vanguard $400	Ageless $140
Interactive (sensors)	🐾	🐾	🐾	🐾	🐾
Rechargeable Batteries	🐾	🐾	🐾	🐾	
Servo-driven Animations	🐾	🐾	🐾	🐾	
Voice Commands	🐾	🐾			
FDA-registered Medical Device	🐾		🐾		
Software Upgradeable	🐾	🐾			
Remote Monitoring	🐾				
Realistic Appearance & Behaviors	🐾				

Created to **address a large market gap**, Jennie is realistic, appealing, and affordably priced. Future models intend to expand upon the **first-in-class remote health and safety monitoring** via sophisticated sensors and upgradeable software.

Tombot anticipates our **patent-pending IP will be protected by FDA regulation** as a medical device, and ultimately **attain public and private health insurance reimbursements**.

Vision And Strategy

Expanded Product Line and Bottom Line Growth





FY 2026 - $60.2M EBITDA
$784M @ 13X – Consumer Robotics
$2.4B @ 40X – Healthcare Robotics
$6.0B @ 100X+ – Remote Patient Monitoring & Data Monetization
Companies with both Consumer Tech and MedTech
SAMSUNG
PHILIPS
SIEMENS
Healthcare Robotics
INTUITIVE
FUJI ROBOTICS
Remote Patient Monitoring
Medtronic
Honeywell

Our mission is to **transform the lives of the one billion people worldwide who face serious mental health adversities**. As we finalize the production and fulfillment of the first Jennie orders, we're raising capital to:

- Increase engineering staff and complete contract engineering
- Finalize contracting with a manufacturing partner
- Perform Alpha and Beta product testing and certifications
- Fulfill the first 2,500 customer orders
- Achieve $60M in pre-money Series A valuation to scale the business and begin development on our next products

**Click here for important information regarding Financial Projections which are not guaranteed.*



Impact



To the rising number of seniors and other people struggling with depression, anxiety, pain, or overmedication: we want to help.

Tombot is a social impact company. Our mission is to help underserved individuals, families, and communities facing mental health challenges.

Funding





$4.6M Secured from Investors
Founder funding
Stevens Family Trust
$540,000
Angel Investors
$2.063M
VCs $450,000
Wavemaker
Three-Sixty Health
$250,000
Angel Physicians Fund
$200,000
Family Offices $850,000
32 Entertainment
Robert Wolf
$300,000
Earl's Court
Goldrich Kest
$50,000
Tiny Orange
Ric and Jean Edelman
$500,000
Corporate VC
Best Year Holdings
Blue Ocean Innovation
$200,000

Jennie has caught the eye of several **prominent institutional investors**, and we've already **raised significant funds** from angels, VCs, corporate VC, and family offices.

*4.6M raised as of 9/8/22

Founders



From the Founders of One of the World's Largest Legal Automation Firms







Tom Stevens
Founder/CEO/CPO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Exec. VP / Partner @ ACT Litigation (sold to Discoverready)

Hank Schorz
Co-Founder & CTO

- 30+ years in C-Suite tech roles
- Strategic corp. development, hardware, software expert
- Previous: Co-founder / Exec. VP @ ACT Litigation (sold to Discoverready)

Jesse Schorz
Co-Founder/COO

- 20+ Years High Tech Management
- Expert in operations, data, and software
- Previous: VP Engineering @ Discoverready; Dir. Engineering @ ACT Litigation



*I've faced a number of tough choices in my life, but **taking away my mother Nancy's dog** was among the most difficult. In 2011, her mild cognitive impairment steadily progressed to Alzheimer's dementia.*

Tom Stevens
Founder/CEO/CPO

After building and **successfully exiting one of the world's largest litigation automation companies**, Tombot founder Tom Stevens and his team saw an opportunity to form a new venture with deep personal meaning. Tom's journey caring for his mother through her Alzheimer's decline—an experience shared by millions of families and caregivers—showed him how robotic animals can make a difference in dementia care.

With a diverse team of designers, puppeteers, and engineers, **Tom launched**

Tombot to serve the millions of people with mental health problems who cannot safely or practically care for live animal companions.

Summary


Tombot is Responding to the Mental Health Crisis
1 billion worldwide with serious mental health adversities
Experienced, passionate team with a track record of success
Well-validated market research and clinical studies
Alpha I production engineering phase
2,500+ pre-order and waitlist customers
$4.6M already secured from prominent investors

Providing the mental health benefits of animal companionship to the millions who cannot safely or practically care for live animals.

Team

 Tom Stevens   CEO & Founder

 Jesse Schorz   COO

 Hank Schorz   CTO



Perks

$249	Priority Waitlist (after Kickstarter & Front of the Line Passes) Annual Investor Call
$1,000	Front of the Waitlist Line Pass Annual Investor Call
$2,500	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A
$5,000	Front of the Waitlist Line Pass Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter
$10,000	Front of the Waitlist Line Recognition on Tombot Investor Page Exclusive Semi-Annual Investor Call & Q&A Exclusive Major Investor Newsletter Dinner and Private Tour of Tombot Robotics Lab Invitations to Tombot Major Investor Events

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Why should I invest in this company?

Most of Tombot's investors have either a personal or professional connection to someone who struggles with mental health—perhaps they are a caregiver to a parent with Alzheimer's, or a doctor excited about Tombot's potential to help her patients. These investors have a deep understanding of Tombot's value proposition. Some investors simply believe in our mental health, social impact mission and want to see our robotic animals exist.

Our institutional investors have thoroughly vetted Tombot and see our potential to produce outlier financial results. As with our other investors, Tombot's institutional investors expect to participate in the financial returns that the company generates.

How are you compensating your founding team?

Two of Tombot's three founders took no salary for the first four years of the company's existence. Today, our founding team is compensated with founders' shares (common stock) plus a below-market salary. Tombot instituted a typical employee benefits package in 2021, including health insurance.



What's stopping other companies from doing this?

Developing a new advanced robot takes a lot of time, considerable expertise in multiple technical disciplines, and a large amount of capital. Until a startup company delivers its first customer shipments, most institutional capital is unavailable. This makes it extremely difficult for young companies to raise the funds necessary to even begin.

Additionally, large companies won't enter a complicated market like ours until there's a demonstrated potential for a new entrant to generate $100M in revenue each year.

In light of these factors, Tombot anticipates having several years of little or no competition in our space.



Who are your competitors, and how exactly do they differ from you?

Tombot intends to be the first company to provide robotic animals that are both FDA medical devices and a safety and health monitoring platforms. Tombot also expects to be the first robotic animal of any kind for healthcare with a price between $400 and $2,900.

Less expensive products have their roots in mechanical children's toys. More expensive robots—while technically advanced—are either too expensive or not designed to treat the unique needs of those suffering from mental health disorders. Tombot aims to become the dominant player serving the needs of those with mental health adversities.

What do the next 5 years look like for Tombot?

Approximately one billion people suffer from one or more serious mental health adversities. Tombot will continue using science and data-driven methodologies to expand our robotic animal product line to provide mental health benefits to as many people and mental health adversities as possible. This will include increased use of sensors and AI, ever greater realism, and provide more robust and diverse safety and health monitoring capabilities.

Tombot has received customer interest from 86 countries around the world. In addition to bringing more products to market, we will expand our footprint beyond the US to service all of our international customers.



How did you come up with your valuation?

Tombot's valuation for its prior round of fundraising was $14.5M. Since that time, we've raised over $900K, deployed more than $2M in engineering expenses, and achieved our Alpha production engineering milestones. During this time our confirmed customer waitlist has also grown considerably, with prospective customers contacting us from 86 countries.

Why is Tombot crowdfunding?

Tombot has received interest from customers all around the world asking how they may participate in Tombot. Many of these customers are non-accredited investors, and therefore have not been able to invest in Tombot directly. Through regulation crowdfunding, our customers can finally participate—even with small amounts—and benefit directly from any financial returns Tombot generates.



Subject: Tombot is Testing The Waters on Republic!

Date: Wednesday, September 7, 2022 at 3:26:51 PM Pacific Daylight Time

From: Tom Stevens

To: Tom Stevens

Hello Tombot Investor Family!

Tombot is running a Test The Waters ("TTW") investment reservation campaign on the Republic platform. TTW campaigns allow issuers like Tombot to gauge investor interest before soliciting and accepting any investor money in an equity crowdfunding campaign. Tombot's TTW campaign is open to both US and international investors.

Please help us by:

- Visiting our campaign page on Republic and making an investment reservation.
- Forward this email to everyone who might be interested in learning more about Tombot.
- Post a link to our campaign page on your social media channels.

Thank you in advance for your support!

Best regards,

Tom Stevens

*Important:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

produced and distributed by

A N G E L S P A N

19197 Golden Valley Road, #638
Santa Clarita, CA 91387
tom.stevens@tombot.com

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Subject: We need your help!

Date: Wednesday, September 14, 2022 at 9:55:35 AM Pacific Daylight Time

From: Tom Stevens

To: Tom Stevens



Hello Tombot Investor Family!

As mentioned last week, Tombot is running a [Test The Waters ("TTW") reservation campaign](#) on the Republic platform. A "reservation" is simply an indication of interest; this is not a solicitation, and there is no obligation to invest.

By policy, Republic requires us to reach $50,000 in reservations before we can begin soliciting and accepting investments. Tombot's TTW campaign is open to both US and international investors.

Please help us by:

- *[Visiting our campaign page](#) on Republic and making a reservation.*
- *Forward this email to everyone who might be interested in learning more about Tombot.*
- *Please post a link to our campaign page on your social media channels.*

We need everyone's support! Thank you so much for your attention and participation.

Best regards,

Tom Stevens

*Important:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

produced and distributed by

ANGELSPAN

19197 Golden Valley Road, #638
Santa Clarita, CA 91387
tom.stevens@tombot.com

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Subject: We need $30,000 more in reservations!

Date: Monday, September 19, 2022 at 3:15:09 PM Pacific Daylight Time

From: Tom Stevens

To: Tom Stevens



Hello Tombot Investor Family,

Thank you to the 30 investors who have already made a reservation on our [Republic Test The Waters ("TTW") campaign](#). We now have a little over $20,000 in reservations. We need another $30,000 in reservations to go live with our Regulation Crowdfunding investment campaign. A "reservation" is simply an indication of interest; this is not a solicitation, and there is no obligation to invest.

Please take a moment today to make a reservation. We want to start our Regulation Crowdfunding campaign ASAP!

Best regards,

Tom

*Important:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

produced and distributed by

A N G E L S P A N

19197 Golden Valley Road, #638
Santa Clarita, CA 91387
tom.stevens@tombot.com

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